Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The Clorox Company
(Dollars in millions, except per share data)
Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of The Clorox Company’s (the Company or Clorox) financial statements with a narrative from the perspective of management on the Company’s financial condition, results of operations, liquidity and certain other factors that may affect future results. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. This section should be read in conjunction with the Consolidated Financial Statements and Supplementary Data included in this Annual Report on Form 10-K.
The following sections are included herein:
•Executive Overview
•Results of Operations
•Financial Position and Liquidity
•Contingencies
•Quantitative and Qualitative Disclosures about Market Risk
•Recently Issued Accounting Standards
•Critical Accounting Estimates
•Summary of Non-GAAP Financial Measures
EXECUTIVE OVERVIEW
The Clorox Company is a leading multinational manufacturer and marketer of consumer and professional products with fiscal year 2023 net sales of $7,389 and about 8,700 employees worldwide as of June 30, 2023. The Company has operations in approximately 25 countries or territories and sells its products in more than 100 markets, primarily through mass retailers; grocery outlets; warehouse clubs; dollar stores; home hardware centers; drug, pet and military stores; third-party and owned e-commerce channels; and distributors. Clorox markets some of the most trusted and recognized consumer brand names, including its namesake bleach and cleaning and disinfecting products; Pine-Sol and Tilex cleaners; Liquid-Plumr clog removers; Poett home care products; Glad bags and wraps; Fresh Step cat litter; Kingsford grilling products; Hidden Valley dressings, dips, seasonings and sauces; Burt's Bees natural personal care products; Brita water-filtration products; and Natural Vitality, RenewLife, NeoCell and Rainbow Light vitamins, minerals and supplements. The Company also markets industry-leading products and technologies for professional customers, including those sold under the CloroxPro and Clorox Healthcare brand names.
The Company primarily markets its leading brands in midsized categories considered to be financially attractive. Most of the Company’s products, which can be found in about nine of 10 U.S. homes, compete with other nationally advertised brands within each category and with “private label” brands. About 80% of the Company's sales are generated from brands that hold the No. 1 or No. 2 market share position in their categories.
The Company operates through strategic business units (SBUs) which are organized into operating segments. Operating segments are then aggregated into four reportable segments: Health and Wellness, Household, Lifestyle and International. As of the fourth quarter of fiscal year 2023, the Health and Wellness reportable segment is composed of the Cleaning and Professional Products operating segments. The Vitamins, Minerals and Supplements (VMS) operating segment, previously included in the Health and Wellness reportable segment, is presented within Corporate and Other. All periods presented have been recast to reflect this change. The four reportable segments consist of the following:
•Health and Wellness consists of cleaning, disinfecting and professional products mainly marketed and sold in the United States. Products within this segment include home care cleaning and disinfecting products and laundry additives, primarily under the Clorox, Clorox2, Pine-Sol, Scentiva, Tilex, Liquid-Plumr and Formula 409 brands; professional cleaning and disinfecting products under the CloroxPro and Clorox Healthcare brands; and professional food service products under the Hidden Valley brand.
•Household consists of bags and wraps, cat litter and grilling products marketed and sold in the United States. Products within this segment include bags and wraps under the Glad brand; cat litter primarily under the Fresh Step and Scoop Away brands, and grilling products under the Kingsford brand.

•Lifestyle consists of food, natural personal care products and water-filtration products marketed and sold in the United States. Products within this segment include dressings, dips, seasonings and sauces, primarily under the Hidden Valley brand; natural personal care products under the Burt’s Bees brand; and water-filtration products under the Brita brand.
•International consists of products sold outside the United States. Products within this segment include laundry additives; home care products; water-filtration products; digestive health products; grilling products; cat litter; food; bags and wraps; natural personal care products; and professional cleaning and disinfecting products marketed primarily under the Clorox, Ayudin, Clorinda, Poett, Pine-Sol, Glad, Brita, RenewLife, Ever Clean and Burt’s Bees brands.
Non-GAAP Financial Measures
This Executive Overview, the succeeding sections of MD&A and Exhibit 99.2 may include certain financial measures that are not defined by accounting principles generally accepted in the United States of America (U.S. GAAP). These measures, which are referred to as non-GAAP measures, are listed below:
•Free cash flow and free cash flow as a percentage of net sales. Free cash flow is calculated as net cash provided by operations less capital expenditures.
•Earnings before interest and income taxes (EBIT) margin (the ratio of EBIT to net sales).
•Adjusted earnings (losses) before interest and income taxes (adjusted EBIT) represents earnings (losses) excluding interest income, interest expense, income taxes and other significant items that are nonrecurring or unusual (such as asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions and other nonrecurring or unusual items impacting comparability).
•Adjusted EBIT margin (the ratio of adjusted EBIT to net sales).
•Economic profit (EP) is defined by the Company as earnings before income taxes, excluding certain U.S. GAAP items (such as asset impairments, charges related to implementation of the streamlined operating model, charges related to digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions and other nonrecurring or unusual items impacting comparability) and interest expense; less income taxes (calculated based on the Company’s effective tax rate excluding the identified U.S. GAAP items), and less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate).
•Organic sales growth / (decrease) is defined as net sales growth excluding the effect of foreign exchange rate changes and any acquisitions and divestitures.
For a discussion of these measures and the reasons management believes they are useful to investors, refer to “Summary of Non-GAAP Financial Measures” below. To the extent applicable, this MD&A and Exhibit 99.2 include reconciliations of these non-GAAP measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
Fiscal Year 2023 Financial Highlights
A detailed discussion of strategic goals, key initiatives and results of operations is included below. Key fiscal year 2023 financial results are summarized as follows:
•The Company’s fiscal year 2023 net sales increased by 4% to $7,389 from $7,107 in fiscal year 2022, driven by net sales growth across the Household, Health and Wellness and Lifestyle reportable segments, primarily behind pricing.
•Gross margin increased by 360 basis points to 39.4% in fiscal year 2023 from 35.8% in fiscal year 2022. The increase was primarily driven by the benefit of price increases as well as cost savings, partially offset by unfavorable commodity costs and higher manufacturing and logistics costs.
•The Company reported earnings before income taxes of $238 in fiscal year 2023, compared to $607 in fiscal year 2022. The Company reported earnings attributable to Clorox of $149 in fiscal year 2023, compared to $462 in fiscal year 2022. The decrease was primarily due to the noncash impairment charges on assets related to the VMS business, higher selling and administrative expenses, unfavorable commodity costs, higher manufacturing and logistics costs, costs incurred from the implementation of the streamlined operating model, and advertising investments, partially offset by net sales growth as well as the benefit of cost savings.

•The Company delivered diluted net earnings per share (EPS) of $1.20 in fiscal year 2023, a decrease of approximately 68%, or $2.53, from fiscal year 2022 diluted net EPS of $3.73. The decrease was mainly due to the decrease in net earnings primarily driven by the noncash impairment charges on assets related to the VMS business.
•EP increased by $115 to $397 in fiscal year 2023, compared to $282 in fiscal year 2022 (refer to the reconciliation of EP to earnings before income taxes in Exhibit 99.2).
•The Company’s net cash provided by operations was $1,158 in fiscal year 2023, compared to $786 in fiscal year 2022. Free cash flow was $930 or 12.6% of net sales in fiscal year 2023, compared to $535 or 7.5% of net sales in fiscal year 2022 (refer to the reconciliation of net cash provided by operations to free cash flow in “Financial Position and Liquidity - Investing - Free Cash Flow”).
•The Company paid $583 in cash dividends to stockholders in fiscal year 2023, compared to $571 in cash dividends in fiscal year 2022. In July 2023, the Company announced an increase of 2% in its quarterly cash dividend from the prior year.
Strategic Goals and Initiatives
The Company's IGNITE strategy — underpinned by its purpose, enduring values and commitment to inclusion, diversity, equity and allyship — accelerates innovation in key areas of the business to drive growth and deliver value for all Clorox stakeholders. Since launching in 2019, IGNITE focuses on four strategic choices aimed at fueling long-term growth; innovating consumer experiences; reimagining how the company and its people work; and continuously evolving the product portfolio. The Company’s long-term financial goals reflected in IGNITE include annual net sales growth of 3% to 5% — increased from 2% to 4% in 2021 — annual adjusted EBIT margin expansion of 25 to 50 basis points and annual free cash flow as a percentage of net sales of 11% to 13%.
Additionally, in August 2021 the Company announced a five-year, $500 strategic investment to accelerate its digital transformation and drive related productivity enhancements. This investment, which began in the first quarter of fiscal year 2022, includes replacement of the Company's enterprise resource planning system as well as the implementation of a suite of other digital technologies. Together, these efforts will generate efficiencies and better position the Company in supply chain, digital commerce, innovation, brand building and more over the long term.
Finally, as announced in August 2022, the Company began implementing in fiscal year 2023 a streamlined operating model that is focused on making the organization more consumer-obsessed, faster and leaner. This new structure prioritizes the Company's business units with a goal of creating more value for all stakeholders, increasing organizational efficiency and moving decision-making to those who are closer to consumers to better anticipate and meet their needs. Once fully implemented in fiscal year 2024, the Company expects annual costs savings of approximately $75 to $100.
Recent Events Affecting the Company
For the fiscal year ended June 30, 2023, the Company continued to experience an inflationary environment marked by persistently unfavorable commodity costs and higher manufacturing and logistics costs. Additionally, the Company is monitoring macroeconomic conditions as a result of increased interest rates and volatility in capital markets. These evolving challenges contributed to a highly dynamic operating environment as the Company continued its efforts to drive growth, rebuild margins and drive its transformation.
While the Company has not experienced significant disruptions in its operations during fiscal year 2023, the risks of future negative impacts due to transportation, logistical or supply constraints and higher commodity costs for certain raw materials remain present, and the Company continues to experience corresponding incremental costs and gross margin pressures. For fiscal year 2024, the Company anticipates the operating environment will remain volatile and challenging. Inflationary headwinds are expected to continue and consumers may feel greater pressure as continued macroeconomic uncertainty impacts spending. The Company will continue to invest in its brands, capabilities and people to deliver consistent, profitable growth over time. The Company announced and began implementing a streamlined operating model in fiscal year 2023 and will continue with its implementation in fiscal year 2024.
The impact of continued inflationary pressures, macroeconomic conditions and geopolitical instability, including the ongoing conflict in Ukraine, rising tensions between China and Taiwan and actual and potential shifts in U.S. and foreign trade, economic and other policies, have increased global macroeconomic and political uncertainty regarding the duration and resolution of the Ukraine conflict, the potential escalation of tensions between China and Taiwan and potential economic and global supply chain disruptions. These factors are difficult to predict considering the rapidly evolving landscape as the Company continues to expect a variable operating environment going forward.

For further discussion of the possible impacts of inflationary pressures and other recent events on our business, financial conditions and results of operations, see “Risk Factors” in Part I, Item 1A of this Report.

RESULTS OF OPERATIONS
Unless otherwise noted, MD&A compares results of operations from fiscal year 2023 (the current year) to fiscal year 2022 (the prior year), with percentage and basis point calculations based on rounded numbers, except for per share data and the effective tax rate. All periods presented have been recast to reflect the changes in reportable segments noted above. Discussions of fiscal year 2021 items and year-to-year comparisons between fiscal years 2022 and 2021 that were not impacted by the recast that are not included in this Annual Report on Form 10-K can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Exhibit 99.1 of the Company’s Annual Report on Form 10-K for the fiscal year ended 2022.
CONSOLIDATED RESULTS

			% Change
	2023	2022	2023 to 2022
Net sales	$7,389	$7,107	4%

	Year Ended June 30, 2023
	Percentage change versus the year-ago period
	Reported (GAAP) Net Sales Growth / (Decrease)	Reported Volume	Acquisitions & Divestitures	Foreign Exchange Impact	Price/Mix/Other (1)	Organic Sales Growth / (Decrease) (Non-GAAP) (2)	Organic Volume (3)
Health and Wellness	4%	(16)%	—%	—%	20%	4%	(16)%
Household	6	(7)	—	—	13	6	(7)
Lifestyle	7	(4)	—	—	11	7	(4)
International	—	(5)	—	(11)	16	11	(5)
Total Company (4)	4%	(10)%	—%	(2)%	16%	6%	(10)%

	Year Ended June 30, 2022
	Percentage change versus the year-ago period
	Reported (GAAP) Net Sales Growth / (Decrease)	Reported Volume	Acquisitions & Divestitures	Foreign Exchange Impact	Price/Mix/Other (1)	Organic Sales Growth / (Decrease) (Non-GAAP) (2)	Organic Volume (3)
Health and Wellness	(10)%	(9)%	—%	—%	(1)%	(10)%	(9)%
Household	—	(3)	—	—	3	—	(3)
Lifestyle	3	2	—	—	1	3	2
International	2	(1)	—	(4)	7	6	(1)
Total Company (4)	(3)%	(5)%	—%	(1)%	3%	(2)%	(5)%

(1)This represents the net impact on net sales growth / (decrease) from pricing actions, mix and other factors.
(2)Organic sales growth / (decrease) is defined as net sales growth / (decrease) excluding the effect of any acquisitions and divestitures and foreign exchange rate changes. See “Summary of Non-GAAP Financial Measures” below for reconciliation of organic sales growth / (decrease) to net sales growth / (decrease), the most directly comparable GAAP financial measure.
(3)Organic volume represents volume excluding the effect of any acquisitions and divestitures.
(4)Total Company includes Corporate and Other.

Net sales in fiscal year 2023 increased by 4%, driven by net sales growth across the Household, Health and Wellness and Lifestyle reportable segments, primarily behind pricing. Volume decreased by 10% versus the prior year primarily due to pricing actions. The variance between volume and net sales was primarily due to the impact of favorable price mix.

			% Change
	2023	2022	2023 to 2022
Gross profit	$2,908	$2,545	14%
Gross margin	39.4%	35.8%
Gross margin increased by 360 basis points in fiscal year 2023 from 35.8% to 39.4%. The increase was primarily driven by the benefit of price increases as well as cost savings, partially offset by unfavorable commodity costs and higher manufacturing and logistics costs.
Expenses

			% Change	% of Net sales
	2023	2022	2023 to 2022	2023	2022
Selling and administrative expenses	$1,183	$954	24%	16.0%	13.4%
Advertising costs	734	709	4	9.9	10.0
Research and development costs	138	132	5	1.9	1.9
Selling and administrative expenses, as a percentage of net sales, increased by 260 basis points in fiscal year 2023. The increase in selling and administrative expenses was primarily due to higher incentive compensation expense and the Company’s digital capabilities and productivity enhancements investment. See Summary of Non-GAAP Financial Measures for further information regarding this investment.
Advertising costs, as a percentage of net sales, were essentially flat in the current year versus the prior year. The Company continues to support its brands. The Company’s U.S. retail advertising spend as a percentage of net sales was 11% for fiscal year 2023 and 10% for fiscal year 2022, respectively.
Research and development costs, as a percentage of net sales, were essentially flat in the current year as compared to the prior year. The Company continues to invest behind product innovation and cost savings.
Goodwill, trademark and other asset impairments, Interest expense, Other expense (income), net and Effective tax rate on earnings

	2023	2022
Goodwill, trademark and other asset impairments	$445	$—
Interest expense	90	106
Other expense (income), net	80	37
Effective tax rate on earnings	32.4%	22.4%
Goodwill, trademark and other asset impairments of $445 in fiscal year 2023 reflect noncash impairment charges to goodwill and certain indefinite-lived trademarks related to the VMS business. See Notes to Consolidated Financial Statements for further information regarding the impairments recorded.
Interest expense was $90 and $106 in fiscal year 2023 and fiscal year 2022, respectively. The decrease in the current year interest expense was primarily due to a loss on the early extinguishment of debt in the prior year. See Notes to Consolidated Financial Statements for further information regarding the loss on the early extinguishment of debt recorded.
Other expense (income), net was $80 and $37 in fiscal year 2023 and fiscal year 2022, respectively. The variance was primarily due to restructuring and related implementation costs associated with the streamlined operating model incurred in the current year.
Restructuring and related costs
In the first quarter of fiscal year 2023, the Company began recognizing costs related to a plan that involves streamlining its operating model to meet its objectives of driving growth and productivity. The streamlined operating model is expected to enhance the Company’s ability to respond more quickly to changing consumer behaviors and innovate faster. The Company anticipates the implementation of this new model will be completed in fiscal year 2024, with different phases occurring throughout the implementation period.

Once fully implemented, the Company expects annual cost savings to be approximately $75 to $100, with benefits of approximately $35 realized in fiscal year 2023. The benefits of the streamlined operating model are currently expected to increase future cash flows as a result of cost savings that will be generated primarily in the areas of selling and administration, supply chain, marketing and research and development.
The Company incurred $60 of costs in fiscal year 2023 and anticipates incurring approximately $30 to $40 in fiscal year 2024 related to this initiative, approximately half of which are expected to include employee-related costs to reduce certain staffing levels such as severance payments, with the remainder for consulting and other costs. Costs incurred are expected to be settled primarily in cash.
Of the restructuring and implementation related costs, net incurred in fiscal year 2023, $41 was related to employee-related costs and $19 was related to other costs. For further details on the streamlined operating model and restructuring, refer to the Notes to Consolidated Financial Statements.
The effective tax rate on earnings was 32.4% and 22.4% in fiscal year 2023 and 2022, respectively. The higher tax rate in fiscal year 2023 compared to fiscal year 2022 was driven by lower pre-tax income due to the VMS impairment charges and the non-deductibility of a portion of those charges.
Diluted net earnings per share

			% Change
	2023	2022	2023 to 2022
Diluted net EPS	$1.20	$3.73	(68)%
Diluted net earnings per share (EPS) decreased by $2.53, or 68%, in fiscal year 2023, primarily due to the noncash impairment charges on assets related to the VMS business, higher selling and administrative expenses, unfavorable commodity costs, higher manufacturing and logistics costs, costs incurred from the implementation of the streamlined operating model, and advertising investments, partially offset by net sales growth as well as the benefit of cost savings.

SEGMENT RESULTS
Certain data from prior periods presented have been recast to reflect the changes in reportable segments noted above, and in connection with this change, Corporate was renamed Corporate and Other. Additionally, beginning in the fourth quarter of fiscal year 2023, management changed its measurement of segment profitability disclosed to segment adjusted EBIT. The following presents the results of the Company’s reportable segments and Corporate and Other:

	Net sales
	Fiscal year
	2023	2022	2021
Health and Wellness	$2,532	$2,427	$2,690
Household	2,098	1,984	1,981
Lifestyle	1,338	1,253	1,218
International	1,181	1,180	1,162
Corporate and Other	240	263	290
Total	$7,389	$7,107	$7,341

	Segment adjusted EBIT (1)
	Fiscal year
	2023	2022	2021
Health and Wellness	$594	$381	$748
Household	308	234	375
Lifestyle	284	280	320
International	89	97	119
Corporate and Other	(358)	(223)	(293)
Total	$917	$769	$1,269
Interest income	16	5	5
Interest expense	(90)	(106)	(99)
VMS impairments	(445)	—	(329)
Professional Products supplier charge	—	—	(28)
Saudi JV acquisition gain	—	—	82
Restructuring and related costs	(60)	—	—
Digital capabilities and productivity enhancements investment	(100)	(61)	—
Earnings (losses) before income taxes	$238	$607	$900
(1)See “Summary of Non-GAAP Financial Measures” below for reconciliation of segment adjusted EBIT to earnings (losses) before income taxes, the most directly comparable GAAP financial measure.

Health and Wellness

				% Change
	2023	2022	2021	2023 to 2022	2022 to 2021
Net sales	$2,532	$2,427	$2,690	4%	(10)%
Segment adjusted EBIT	594	381	748	56	(49)
Fiscal year 2023 versus fiscal year 2022: Net sales and segment adjusted EBIT increased by 4% and 56%, respectively, and volume decreased by 16% during fiscal year 2023. The volume decrease was primarily due to pricing actions, partially offset by strong consumption supported by supply chain improvements, mainly in Cleaning. The variance between volume and net sales was primarily due to the benefit of price increases. The increase in segment adjusted EBIT in the current period was primarily due to net sales growth primarily behind pricing, as well as the benefit of cost savings, partially offset by unfavorable commodity costs.
Fiscal year 2022 versus fiscal year 2021: Volume, net sales and segment adjusted EBIT decreased by 9%, 10% and 49%, respectively, during fiscal year 2022. The volume and net sales decreases were primarily due to lower shipments in the Professional Products portfolio due to higher COVID-19 related demand in fiscal year 2021. The decrease in segment adjusted EBIT in fiscal year 2022 was primarily due to higher manufacturing and logistics costs, lower net sales and unfavorable commodity costs, partially offset by lower advertising spending and cost savings.
Household

				% Change
	2023	2022	2021	2023 to 2022	2022 to 2021
Net sales	$2,098	$1,984	$1,981	6%	—%
Segment adjusted EBIT	308	234	375	32	(38)
Fiscal year 2023 versus fiscal year 2022: Net sales and segment adjusted EBIT increased by 6% and 32%, respectively, and volume decreased by 7% in fiscal year 2023. The volume decrease was primarily driven by lower shipments across all SBUs due to pricing actions, partially offset by merchandising and innovation, mainly in Litter and Glad. The variance between volume and net sales was primarily due to the benefit of price increases. The increase in segment adjusted EBIT was mainly due to net sales growth primarily behind pricing as well as the benefit of cost savings, partially offset by higher manufacturing and logistics costs, unfavorable commodity costs and advertising investments.
Fiscal year 2022 versus fiscal year 2021: Volume and segment adjusted EBIT decreased by 3% and 38%, respectively, and net sales were flat during fiscal year 2022. The volume decrease was primarily driven by lower shipments in Grilling due to higher demand in fiscal year 2021 and impacts from pricing actions in fiscal year 2022. The decrease in segment adjusted EBIT was mainly due to unfavorable commodity costs and higher manufacturing and logistics costs, partially offset by cost saving efforts and the benefits from pricing and lower trade spending.

Lifestyle

				% Change
	2023	2022	2021	2023 to 2022	2022 to 2021
Net sales	$1,338	$1,253	$1,218	7%	3%
Segment adjusted EBIT	284	280	320	1	(13)
Fiscal year 2023 versus fiscal year 2022: Net sales and segment adjusted EBIT increased by 7% and 1%, respectively, while volume decreased by 4% during fiscal year 2023. The volume decrease was primarily driven by lower shipments across all SBUs due to pricing actions and supply chain constraints in Natural Personal Care, partially offset by strong consumption in Brita water-filtration products. The variance between volume and net sales was mainly due to the benefit of price increases. The increase in segment adjusted EBIT was primarily due to net sales growth, partially offset by unfavorable commodity costs and higher manufacturing and logistics costs and advertising investments.
Fiscal year 2022 versus fiscal year 2021: Volume and net sales increased by 2% and 3%, respectively, while segment adjusted EBIT decreased by 13% during fiscal year 2022. The volume and net sales increases were primarily driven by higher shipments of Brita water-filtration products due to expanded distribution and merchandising support and Natural Personal Care products primarily due to innovation and strong consumption. The decrease in segment adjusted EBIT was primarily due to unfavorable commodity costs and higher manufacturing and logistics costs, partially offset by net sales growth.

International

				% Change
	2023	2022	2021	2023 to 2022	2022 to 2021
Net sales	$1,181	$1,180	$1,162	—%	2%
Segment adjusted EBIT	89	97	119	(8)	(18)
Fiscal year 2023 versus fiscal year 2022: Volume and segment adjusted EBIT decreased by 5% and 8%, respectively, and net sales were essentially flat during fiscal year 2023. The volume decrease was primarily due to pricing actions. The variance between volume and net sales was mainly due to the benefit of price increases, partially offset by the impact of unfavorable foreign exchange rates. The decrease in segment adjusted EBIT was primarily due to unfavorable foreign currency exchange rates, higher manufacturing and logistics costs, increased selling and administrative expenses, unfavorable commodity costs and mix, and lower volume, partially offset by the net impact of pricing.
Fiscal year 2022 versus fiscal year 2021: Volume and segment adjusted EBIT decreased by 1% and 18%, respectively, and net sales increased by 2% during fiscal year 2022. The variance between volume and net sales was mainly due to the benefit of price increases, partially offset by the impact of unfavorable foreign exchange rates. The decrease in segment adjusted EBIT was primarily due to unfavorable commodity costs and higher manufacturing and logistics costs, partially offset by net sales growth all in fiscal year 2022.
Argentina
The business environment in Argentina continues to be challenging due to significant volatility in Argentina’s currency, high inflation, economic recession and temporary price controls. The Company operates in Argentina through certain wholly owned subsidiaries (collectively, “Clorox Argentina”). Clorox Argentina manufactures products at two plants that it owns and operates across Argentina.
Effective July 1, 2018, under the requirements of U.S. GAAP, Argentina was designated as a highly inflationary economy and as a result, the U.S. dollar replaced the Argentine peso as the functional currency of the Company’s subsidiaries in Argentina. Consequently, gains and losses from non-U.S. dollar denominated monetary assets and liabilities of Clorox Argentina are recognized in Other (income) expense, net in the consolidated statements of earnings utilizing the official Argentine government exchange rate.
As of September 2019, the government of Argentina reinstated foreign exchange controls in response to further declines in the value of the Argentine peso, limiting the Company’s ability to convert Argentine pesos to U.S. dollars and transfer U.S. dollars outside of Argentina. As a result of these controls, the spread between the official Argentine government exchange rate and unofficial parallel rates has continued to broaden. As of June 30, 2023 and 2022, the net asset position, excluding goodwill, of Clorox Argentina was $48 and $45, respectively. Of these net assets, cash balances were approximately $28 and $15 as of June 30, 2023 and 2022, respectively. Net sales from Clorox Argentina represented approximately 2% of the Company’s consolidated net sales for the fiscal years ended June 30, 2023 and 2022.
Volatility in the exchange rate is expected to continue, which, along with competition, changes in the retail, labor and macro-economic environment, and implemented and future additional legal limitations instituted to restrict foreign exchange transactions, as well as government price controls, could have an adverse impact on Clorox Argentina’s liquidity, net sales, net earnings, cash flows and net monetary asset position. The Company is closely monitoring developments in Argentina and continues to take steps intended to mitigate the adverse conditions, but there can be no assurances that these actions will be able to mitigate these conditions as they may occur.
Corporate and Other

				% Change
	2023	2022	2021	2023 to 2022	2022 to 2021
Net Sales	$240	$263	$290	(9)%	(9)%
Segment adjusted EBIT	(358)	(223)	(293)	61%	(24)%
Corporate and Other includes certain non-allocated administrative costs, the VMS business and various other non-operating income and expenses.
Fiscal year 2023 versus fiscal year 2022: Net sales decreased by 9% due to lower net sales in the VMS business. The increase in segment adjusted losses before interest and income taxes was primarily due to higher employee incentive compensation expenses.
Fiscal year 2022 versus fiscal year 2021: Net sales decreased by 9% due to lower net sales in the VMS business. The decrease in segment adjusted losses before interest and income taxes was primarily driven by lower employee incentive compensation expenses.

FINANCIAL POSITION AND LIQUIDITY
Management’s discussion and analysis of the Company’s financial position and liquidity describes its consolidated operating, investing and financing activities from operations.
The Company’s cash position includes amounts held by foreign subsidiaries and, as a result, the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balance is held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries’ books, in their functional currency, with the impact from foreign currency exchange rate differences recorded in Other (income) expense, net.
The Company’s financial condition and liquidity remained strong as of June 30, 2023. The following table summarizes cash activities for the years ended June 30:

	2023	2022
Net cash provided by operations	$1,158	$786
Net cash used for investing activities	(223)	(229)
Net cash used for financing activities	(753)	(689)
Operating Activities
Net cash provided by operations was $1,158 in fiscal year 2023, compared with $786 in fiscal year 2022. The increase was primarily driven by lower working capital, higher cash earnings, lower incentive compensation payments and deferral of tax payments in the current fiscal year, partially offset by cash received from the settlement of interest rate derivative contracts in the prior fiscal year. The decrease in working capital was primarily driven by higher Accounts payable and accrued liabilities due to the timing of payments, lower Inventory mostly driven by optimization of inventory levels in the current fiscal year and a decrease in Accounts receivable due to timing of sales.
Payment Terms Extension and Supply Chain Financing
The Company initiated the extension of its payment terms with its suppliers in the second half of fiscal year 2020 in order to improve working capital as part of and to fund the IGNITE strategy and in keeping with evolving market practices. The Company’s current payment terms do not exceed 120 days in keeping with industry standards. The Company’s operating cash flows are directly impacted as a result of the extension of the payment terms with the suppliers.
As part of those ongoing efforts, the Company has arranged for a global financial institution to offer a voluntary supply chain finance (SCF) program for the benefit of the Company’s suppliers. Leveraging the Company’s credit rating, the SCF program enables suppliers to directly contract with the financial institution to receive payment from the financial institution prior to the payment terms between the Company and the supplier, by selling the Company’s payables to the financial institution. Participation in the program is at the sole discretion of the supplier and the Company has no economic interest in a supplier's decision to enter into the agreement and has no direct financial relationship with the financial institution, as it relates to the SCF program. Once a supplier elects to participate in the SCF program and reaches an agreement with the financial institution, the supplier elects which individual Company invoices to sell to the financial institution. The terms of the Company’s payment obligations are not impacted by a supplier’s participation in the program and as such, the SCF program has no direct impact on the Company’s balance sheets, cash flows or liquidity. No guarantees are provided by the Company or any of our subsidiaries under the SCF program. There would not be an expected material impact to the Company’s liquidity or capital resources if the financial institution or a supplier terminated the SCF arrangement.
All outstanding amounts related to suppliers participating in SCF are recorded within Accounts payable and accrued liabilities in the Consolidated Balance Sheets and the associated payments are included in operating activities within the Consolidated Statements of Cash Flows. As of June 30, 2023 and 2022, the amount due to suppliers participating in SCF and included in Accounts payable and accrued liabilities was $220 and $211, respectively. While the Company does not have direct access to information on, or influence over, which invoices a participating supplier elects to sell to the financial institution, the Company expects that the majority of these amounts have been sold to the financial institution.

Investing Activities
Net cash used for investing activities was $223 in fiscal year 2023, as compared to $229 in fiscal year 2022.
Capital expenditures were $228 and $251 in fiscal years 2023 and 2022, respectively. Capital expenditures as a percentage of net sales were 3.1% and 3.5% for fiscal years 2023 and 2022, respectively. The current year-over-year decrease was due to higher spending in the prior period on capital projects to expand production capacity.
Free cash flow

	2023	2022
Net cash provided by operations	$1,158	$786
Less: capital expenditures	(228)	(251)
Free cash flow	$930	$535
Free cash flow as a percentage of net sales	12.6%	7.5%
Financing Activities
Net cash used for financing activities was $753 in fiscal year 2023, compared with $689 in fiscal year 2022. The year-over-year increase was mainly due to net cash outflows on borrowings in the current year, partially offset by higher proceeds from employee stock option exercises and lower treasury stock purchases.
Capital Resources and Liquidity
The Company's current liabilities may periodically exceed current assets as a result of the Company's debt management policies, including the Company's use of commercial paper borrowings which fluctuates depending on the amount and timing of operating and investing cash flows and payments for shareholder transactions such as dividends. The Company continues to take actions to address some of the effects of such cost increases, which include implementing price increases, driving cost savings and optimizing the Company’s supply chain.
Global financial markets have experienced a significant increase in volatility due to heightened macroeconomic uncertainty and the impacts of cost inflation. Notwithstanding potential unforeseen adverse market conditions and as part of the Company’s regular assessment of its cash needs, the Company believes it will have the funds necessary to support our short- and long-term liquidity and operating needs, including the costs related to the announced streamlined operating model and its digital capabilities and productivity enhancements investment, based on our anticipated ability to generate positive cash flows from operations in the future, access to capital markets enabled by our strong short-term and long-term credit ratings and current borrowing availability.
The Company may consider other transactions that require the issuance of additional long- and/or short-term debt or other securities to finance acquisitions, repurchase stock, refinance debt or fund other activities for general business purposes. Such transactions could require funds in excess of the Company’s current cash levels and available credit lines, and the Company’s access to or cost of such additional funds could be adversely affected by any decrease in credit ratings, which were the following as of June 30:

	2023		2022
	Short-term	Long-term	Short-term	Long-term
Standard and Poor’s	A-2	BBB+	A-2	BBB+
Moody’s	P-2	Baa1	P-2	Baa1
Credit Arrangements
As of June 30, 2023, the Company maintained a $1,200 revolving credit agreement that matures in March 2027 (the Credit Agreement). There were no borrowings under the Credit Agreement as of June 30, 2023 and June 30, 2022, and the Company believes that borrowings under the Credit Agreement are and will continue to be available for general corporate purposes. The Credit Agreement includes certain restrictive covenants and limitations. The primary restrictive covenant is a minimum ratio of 4.0, calculated as total earnings before interest, taxes, depreciation and amortization and other similar noncash charges and certain other items (Consolidated EBITDA) to total interest expense for the trailing four quarters (Interest Coverage ratio), as defined and described in the Credit Agreement.
The Company was in compliance with all restrictive covenants and limitations in the Credit Agreement as of June 30, 2023, and anticipates being in compliance with all restrictive covenants for the foreseeable future.

As of June 30, 2023, the Company maintained $35 of foreign and other credit lines, of which $5 was outstanding and the remainder of $30 was available for borrowing.
As of June 30, 2022, the Company maintained $34 of foreign and other credit lines, of which $4 was outstanding and the remainder of $30 was available for borrowing.
Short-term Borrowings
The Company’s notes and loans payable primarily consist of U.S. commercial paper issued by the parent company and any borrowings under the Credit Agreement. These short-term borrowings have stated maturities of less than one year and provide supplemental funding for supporting operations. The level of U.S. commercial paper borrowings generally fluctuates depending upon the amount and timing of operating cash flows and payments for items such as dividends, income taxes, stock repurchases and pension contributions. The average balance of short-term borrowings outstanding was $232 and $233 for the fiscal years ended June 30, 2023 and 2022, respectively.
Long-term Borrowings
Long-term borrowings, consisting of senior unsecured notes and debentures, were $2,477 and $2,474 as of June 30, 2023 and 2022, respectively.
In May 2022, the Company issued $1,100 in senior notes, which included $500 of senior notes with an annual fixed interest rate of 4.40% payable semi-annually in May and November, final maturity in May 2029 that carry an effective rate of 3.89% (May 2029 senior notes), which includes the impact from the settlement of interest rate contracts in May 2022, and $600 of senior notes with an annual fixed rate of 4.60%, payable semi-annually in May and November, final maturity in May 2032 that carry an effective rate of 3.25% (May 2032 senior notes), which includes the impact from the settlement of interest rate contracts in May 2022. The notes rank equally with all of the Company's existing senior indebtedness. Proceeds from the senior notes were used to redeem prior to maturity $600 of senior notes with an annual fixed interest rate of 3.05% due in September 2022 and $500 of senior notes with an annual fixed interest rate of 3.50% due in December 2024, which were redeemed in June 2022 and for general corporate purposes. In connection with the redemption prior to maturity of the $500 of senior notes due in December 2024, the Company recorded a loss on the early extinguishment of debt of $13, which is included in Interest expense in the Consolidated Statement of Earnings, representing the difference paid in cash between the redemption price and the carrying amount of the debt extinguished of $5 and the accelerated amortization of losses on settlement of interest rate contracts and issuance costs associated with the debt extinguished of $8.
In November 2021, $300 of the Company’s senior notes with annual fixed interest rate of 3.80% became due and were repaid using commercial paper borrowings.
Stock Repurchases and Dividend Payments
As of June 30, 2023, the Company had two stock repurchase programs: an open-market purchase program with an authorized aggregate purchase amount of up to $2,000, which has no expiration date and was authorized by the Board of Directors in May 2018, and a program to offset the anticipated impact of dilution related to stock-based awards (the Evergreen Program), which has no authorization limit on the dollar amount and no expiration date. During the fiscal year ended June 30, 2023, no shares of common stock were purchased. During the fiscal year ended June 30, 2022, the Company purchased 152 thousand shares of common stock at a cost of $25.
Dividends per share and total dividends paid to Clorox stockholders were as follows during the fiscal years ended June 30:

	2023	2022
Dividends per share declared	$4.72	$3.48
Dividends per share paid	4.72	4.64
Total dividends paid	583	571
On July 27, 2023, the Company declared a 2% increase in the quarterly dividend, from $1.18 to $1.20 per share, payable on August 25, 2023 to common stockholders of record as of the close of business on August 9, 2023.
On July 12, 2022, the Company declared a 2% increase in the quarterly dividend, from $1.16 to $1.18 per share, payable on August 12, 2022 to common stockholders of record as of the close of business on July 27, 2022.

Material Cash Requirements
The following table summarizes the Company’s current and long-term material cash requirements as of June 30, 2023, which we intend to fund primarily with operating cash flows:

	2024	2025	2026	2027	2028	Thereafter	Total
Long-term debt maturities including interest payments	$90	$90	$90	$90	$984	$1,753	$3,097
Notes and loans payable	51	1	1	1	—	—	54
Purchase obligations (1) (4)	170	88	54	36	12	40	400
Operating and finance leases	107	97	80	63	46	72	465
Payments related to nonqualified retirement income and retirement health care plans (2)	16	16	16	15	14	55	132
Venture Agreement terminal obligation (3)	—	—	527	—	—	—	527
Total	$434	$292	$768	$205	$1,056	$1,920	$4,675
(1)Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that contain specified or determinable significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, capital expenditure agreements, software acquisition and license commitments and service contracts. The raw material contracts included above are entered into during the regular course of business based on expectations of future purchases. Many of these raw material contracts are flexible to allow for changes in the Company’s business and related requirements. If such changes were to occur, the Company believes its exposure could differ from the amounts listed above. Any amounts reflected in the consolidated balance sheets as Accounts payable and accrued liabilities are excluded from the table above, as they are short-term in nature and expected to be paid within one year.
(2)These amounts represent expected payments through 2033. Based on the accounting rules for nonqualified retirement income and retirement health care plans, the liabilities reflected in the Company’s consolidated balance sheets differ from these expected future payments (see Notes to Consolidated Financial Statements).
(3)The Company has a venture agreement with The Procter & Gamble Company (P&G) for the Company’s Glad bags and wraps business (the Venture Agreement). As of June 30, 2023, P&G had a 20% interest in the venture. Upon termination of the agreement in January 2026, the Company is required to purchase P&G’s 20% interest for cash at fair value as established by predetermined valuation procedures. Refer to the Notes to Consolidated Financial Statements for further details.
(4)Includes contracted spend through fiscal year 2026 related to the $500 digital capabilities and productivity enhancements investment, which is expected to be funded through cash generated from operations.
CONTINGENCIES
A summary of contingencies is contained in the Notes to Consolidated Financial Statements and is incorporated herein by reference.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
As a multinational company, the Company is exposed to the impact of changes in commodity prices, foreign currency fluctuations, interest-rate risk and other types of market risk.
In the normal course of business, where available at a reasonable cost, the Company manages its exposure to market risk using contractual agreements and a variety of derivative instruments. The Company’s objective in managing its exposure to market risk is to limit the impact of fluctuations on earnings and cash flow through the use of derivative instruments, including exchange-traded futures and options contracts and over-the-counter swaps and forward purchase contracts. Over-the-counter derivative contracts are entered into for non-trading purposes with major credit-worthy institutions, thereby decreasing the risk of credit loss.
The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, exchange-traded market prices or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.
See Notes to Consolidated Financial Statements for further discussion of derivatives and hedging policies and fair value measurements.
Sensitivity Analysis for Derivative Contracts
For fiscal years 2023 and 2022, the Company’s exposure to market risk was estimated using sensitivity analyses, which illustrates the change in the fair value of a derivative financial instrument assuming hypothetical changes in commodity prices, foreign exchange rates or interest rates. The results of the sensitivity analyses for commodity, foreign currency and interest rate derivative contracts are summarized below. Actual changes in commodity prices, foreign exchange rates or interest rates may differ from the hypothetical changes, and any changes in the fair value of the contracts, real or hypothetical, would be partly to fully offset by an inverse change in the value of the underlying hedged items.
The changes in the fair value of derivatives are recorded as either assets or liabilities in the consolidated balance sheets with an offset to Net earnings or Other comprehensive (loss) income, depending on whether or not, for accounting purposes, the derivative is designated and qualified as an accounting hedge. For those derivative instruments designated and qualifying as hedging instruments, the Company must designate the hedging instrument either as a fair value hedge or as a cash flow hedge. The Company designates its commodity swaps and futures contracts for forecasted purchases of raw materials, foreign currency forward contracts for forecasted purchases of inventory, and interest rate contracts for forecasted interest payments as cash flow hedges. During the fiscal years ended June 30, 2023 and 2022, the Company had no hedging instruments designated as fair value hedges. In the event the Company has contracts not designated as hedges for accounting purposes, the Company recognizes the changes in the fair value of these contracts in the consolidated statement of earnings.
Commodity Price Risk
The Company is exposed to changes in the price of commodities used as raw materials in the manufacturing of its products. The Company uses various strategies, where available at a reasonable cost to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities, including long-term commodity purchase contracts and commodity derivative contracts. During fiscal years 2023 and 2022, the Company had derivative contracts related to raw material exposures for soybean oil used for the Food business and jet fuel used for the Grilling business.
Based on a hypothetical decrease or increase of 10% in these commodity prices as of June 30, 2023, and June 30, 2022, the estimated fair value of the Company’s then-existing commodity derivative contracts would decrease or increase by $4 and $3, respectively, with the corresponding impact included in Other comprehensive (loss) income.
Foreign Currency Risk
The Company seeks to minimize the impact of certain foreign currency fluctuations by hedging transactional exposures related to inventory purchases with foreign currency forward contracts. Based on a hypothetical decrease of 10% in the value of the U.S. dollar as of June 30, 2023 and June 30, 2022, the estimated fair value of the Company’s then-existing foreign currency derivative contracts would decrease by $6 and $3, respectively, with the corresponding impact included in Other comprehensive (loss) income. Based on a hypothetical increase of 10% in the value of the U.S. dollar as of June 30, 2023 and June 30, 2022, the estimated fair value of the Company’s then-existing foreign currency derivative contracts would increase by $5 and $3, respectively.
Interest Rate Risk
The Company can be exposed to interest rate volatility with regard to short-term borrowings, using commercial paper or under the Credit Agreement, in addition to potential changes in interest rates relating to anticipated future issuances of long-term debt. Weighted average interest rates for short-term borrowings using commercial paper were 3.92% during fiscal year 2023 and 0.48% during fiscal year 2022. Assuming average commercial paper borrowing levels during fiscal year 2023, a 100 basis point increase or decrease in interest rates would increase or decrease interest expense from short-term borrowings by approximately $2. Assuming average commercial paper borrowing levels during fiscal year 2022, a 100 basis point increase in interest rates or a decrease in interest rates to zero would increase or decrease interest expense from short-term borrowings by approximately $2 and $1, respectively.
The Company can also be exposed to interest rate volatility with regard to anticipated future issuances of debt. The Company utilizes interest rate contracts to manage our exposure to interest rate volatility related to movements in U.S. Treasury and swap rates. As of June 30, 2023 and 2022, the Company had no outstanding interest rate contracts.
RECENTLY ISSUED ACCOUNTING STANDARDS
A summary of all recently issued accounting standards is contained in Note 1 of the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES
The methods, estimates and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. The most critical accounting estimates are those that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make the most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company’s most critical accounting estimates are related to:
•Revenue recognition;
•The valuation of goodwill and other intangible assets;
•Income taxes; and
•The Venture Agreement terminal obligation.
The Company’s critical accounting estimates have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company’s significant accounting policies is contained in Note 1 of Notes to Consolidated Financial Statements.
Revenue Recognition
The Company’s revenue is primarily generated from the sale of finished products to customers. This revenue is reported net of certain variable consideration provided to customers, generally in the form of one-time and ongoing trade-promotion programs. These trade-promotion programs include shelf price reductions, in-store merchandising, consumer coupons and other trade-related activities. Amounts accrued for trade-promotions are based on various factors such as contractual terms and sales volumes, and also incorporate estimates that include customer participation rates, the rate at which customers will achieve program performance criteria, product availability and historical consumer redemption rates. The actual amounts remitted to customers for these activities may differ from the Company’s estimates, depending on how actual results of the programs compare to the estimates. If the Company’s trade promotion accrual estimates as of June 30, 2023 were to increase or decrease by 10%, the impact on net sales would be approximately $15.
Goodwill and Other Intangible Assets
The Company tests its goodwill and other indefinite-lived intangible assets for impairment annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired.
Goodwill
For fiscal year 2023, the Company’s SBUs were organized into the reporting units used for goodwill impairment testing purposes. These reporting units, which are also the Company’s operating segments, are the level at which discrete financial information is available and reviewed by the manager of the respective operating segments. The respective operating segment managers, who have responsibility for operating decisions, allocating resources and assessing performance within their respective segments, do not review financial information for components that are below the operating segment level.
In its evaluation of goodwill impairment, the Company has the option to first assess qualitative factors such as the maturity and stability of the reporting unit, the magnitude of the excess fair value over the carrying value from a prior period’s impairment testing, other reporting unit operating results, microeconomic and macroeconomic factors, as well as new events and circumstances impacting the operations at the reporting unit level. If the test indicates a potential for impairment, a quantitative test is performed. In the quantitative test, the Company compares the estimated fair value of each reporting unit to its carrying value. If the estimated fair value of any reporting unit is less than its carrying value, an impairment charge is recorded for the difference between the carrying value and the fair value of the reporting unit.
Determining the fair value of a reporting unit requires significant judgments, assumptions and estimates by management which are subject to uncertainty. The Company uses a discounted cash flow (DCF) method under the income approach for its quantitative test, as it believes that this approach is the most reliable indicator of the fair value of its businesses and the fair value of their future earnings and cash flows. Under this approach, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF method are consistent with those the Company uses in its internal planning, which gives consideration to actual business trends experienced and the long-term business strategy. The other key estimates and factors used in the DCF method include, but are not limited to, net sales and expense growth rates, commodity prices, foreign exchange rates, inflation and a terminal growth rate. Future changes in the judgments, assumptions and estimates that are used in the impairment testing for goodwill could result in significantly different estimates of the fair values and future impairment charges.
During the third quarter of fiscal year 2023, management made a decision to narrow the focus on core brands and streamline investment levels in the VMS business. As a result, revisions were made to the internal financial projections and operational plans of the VMS business reflecting the Company's current estimates regarding the future financial performance of these operations and macroeconomic factors. The revised estimated cash flows reflect lower sales growth expectations and lower investment levels. These events were considered a triggering event requiring interim impairment assessments to be performed as part of the preparation of the quarterly financial statements on the global indefinite-lived trademarks, other long-term assets and the VMS reporting unit. Based on the outcome of these assessments, a $306 goodwill impairment charge was recorded during the third quarter of fiscal year 2023. There is no remaining goodwill associated with the impaired reporting unit.
No heightened risk of impairment or impairments were identified in fiscal year 2023 as a result of the Company’s impairment review performed annually during the fourth quarter or during any other quarters of fiscal year 2023, except for the VMS reporting unit discussed above.
Trademarks and Other Indefinite-Lived Intangible Assets
For trademarks and other intangible assets with indefinite lives, the Company has the option to first assess qualitative factors, such as the maturity and stability of the trademark or other intangible asset, the magnitude of the excess fair value over carrying value from a prior period’s impairment testing, other specific operating results, as well as new events and circumstances impacting the significant inputs used to determine the fair value of the intangible asset. If the result of a qualitative test indicates that it is more likely than not that the asset is impaired, a quantitative test is performed. When a quantitative test is performed, the estimated fair value of an asset is compared to its carrying value. If the carrying value of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying value and the estimated fair value. The Company uses a DCF method under the relief from royalty income approach to estimate the fair value of its trademarks and other intangible assets with indefinite lives. This approach requires significant judgments in determining the royalty rates and the assets’ estimated cash flows, including consideration of related net sales growth rates, as well as the appropriate discount and foreign exchange rates applied to those cash flows to determine fair value. Future changes in such estimates or the use of alternative assumptions could result in significantly different estimates of the fair values.
During the third quarter of fiscal year 2023, as a result of the interim impairment assessments performed on various VMS assets as noted above, an impairment charge of $139 was recorded to indefinite-lived intangible assets associated with the VMS business. The useful lives of the impaired trademarks, with a remaining net carrying value of $28 as of March 31, 2023, were changed from indefinite to finite beginning on April 1, 2023.
No heightened risk of impairment or other significant impairments were identified in fiscal year 2023, except for the VMS assets discussed above.
Finite-Lived Intangible Assets
Finite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying value of an asset (or asset group) may not be recoverable. The Company’s impairment review requires significant judgment by management, including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and proceeds from the disposal of the assets. The Company reviews business plans for possible impairment indicators. The risk of impairment is initially assessed based on an estimate of the undiscounted cash flows at the lowest level for which identifiable cash flows exist. The asset (or asset group) is not recoverable when the carrying value of the asset exceeds the estimated future undiscounted cash flows generated by the asset. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s (or asset group’s) carrying value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a DCF method or, if available, by reference to estimated selling values of assets in similar condition. These approaches require significant judgments in determining the assumptions utilized in the DCF or the selection of comparable assets, as applicable. Future changes in such estimates or the use of alternative assumptions could result in significantly different estimates of the fair values.
No significant impairments for finite-lived intangible assets were identified in fiscal year 2023.
Income Taxes
The Company’s effective tax rate is based on income by tax jurisdiction, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.

The Company maintains valuation allowances when it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account many factors, including the specific tax jurisdiction, both historical and projected future earnings, carryback and carryforward periods and tax planning strategies. Many of the judgments made in adjusting valuation allowances involve assumptions and estimates that are highly subjective. Valuation allowances maintained by the Company relate mostly to deferred tax assets arising from the Company’s currently anticipated inability to use net operating losses and tax credits in certain foreign countries.
In addition to valuation allowances, the Company establishes uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards as defined by generally accepted accounting principles. These uncertain tax positions are adjusted as a result of changes in factors such as tax legislation, interpretations of laws by courts, rulings by tax authorities, new audit developments, changes in estimates and the expiration of the statute of limitations. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled. Many of the judgments made in adjusting uncertain tax positions involve assumptions and estimates regarding audit outcomes and the timing of audit settlements, which are often uncertain and subject to change.
Venture Agreement Terminal Obligation
The Company has a Venture Agreement with P&G for the Company’s Glad bags and wraps business. As of June 30, 2023 and June 30, 2022, P&G had a 20% interest in the venture. Upon termination of the agreement, currently set for January 2026, unless the parties agree to a further extension, the Company is required to purchase P&G’s 20% interest for cash at fair value as established by predetermined valuation procedures. The Company’s obligation to purchase P&G’s interest is reflected in Other liabilities. The $108 decrease in the estimated fair value of P&G’s interest since June 30, 2022 was attributable to an increase in the discount rate and a decrease in the estimated future cash flows since the prior valuation. The difference between the estimated fair value and the amount recognized, and any future changes in the fair value of P&G’s interest, is charged to Cost of products sold in accordance with the effective interest method over the remaining life of the agreement. See Notes to Consolidated Financial Statements for additional information on the Venture Agreement.
The estimated fair value of P&G’s interest may increase or decrease up until any such purchase by the Company of P&G’s interest. The Company uses the DCF method under the income approach to estimate the fair value of P&G’s interest. Under this approach, the Company estimates the future cash flows and discounts these cash flows at a rate of return that reflects its risk. The cash flows used are consistent with those the Company uses in its internal planning, which gives consideration to actual business trends experienced and the long-term business strategy. The other key assumptions and estimates used include, but are not limited to, net sales and expense growth rates, commodity prices, foreign exchange rates, discount rates, inflation and terminal growth rates. Fair value determination requires significant judgment, assumptions and market factors which are uncertain and subject to change. Changes in the judgments, assumptions and market factors used could result in significantly different estimates of fair value. For perspective, if the discount rate as of June 30, 2023 were to increase or decrease by 100 basis points, the estimated fair value of P&G’s interest would decrease by approximately $54 or increase by approximately $69, respectively. Such changes would affect the amount of future charges to Cost of products sold.
SUMMARY OF NON-GAAP FINANCIAL MEASURES
The non-GAAP financial measures that may be included in this MD&A and Exhibit 99.2 and the reasons management believes they are useful to investors are described below. These measures should be considered supplemental in nature and are not intended to be a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, these measures may not be the same as similarly named measures presented by other companies.
Free cash flow is calculated as net cash provided by operations less capital expenditures. The Company’s management uses this measure and Free cash flow as a percentage of net sales to help assess the cash generation ability of the business and funds available for investing activities, such as acquisitions, investing in the business to drive growth and financing activities, including debt payments, dividend payments and stock repurchases. Free cash flow does not represent cash available only for discretionary expenditures since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures. Refer to “Free cash flow” and “Free cash flow as a percentage of net sales” above for a reconciliation of these non-GAAP measures.
EBIT represents earnings before income taxes, interest income and interest expense. EBIT margin is the ratio of EBIT to net sales. The Company’s management believes these measures provide useful additional information to investors to enhance their understanding about trends in the Company’s operations and are useful for period-over-period comparisons.
Adjusted earnings (losses) before interest and income taxes (adjusted EBIT) represents earnings (losses) before income taxes excluding interest income, interest expense and other significant items that are nonrecurring or unusual (such as asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions and other nonrecurring or unusual items impacting comparability). The Company uses this measure to assess the operating results and performance of its segments, perform analytical comparisons, identify strategies to improve performance, and allocate resources to each segment. Management believes that the presentation of adjusted EBIT is useful to investors to assess operating performance on a consistent basis by removing the impact of the items that management believes does not directly reflect the performance of each segment's underlying operations. Adjusted EBIT margin is the ratio of adjusted EBIT to net sales.

	Reconciliation of Earnings (losses) before income taxes to Adjusted EBIT
	Fiscal year
	2023	2022	2021
Earnings (losses) before income taxes	$238	$607	$900
Interest income	(16)	(5)	(5)
Interest expense	90	106	99
VMS impairments (1) (2)	445	—	329
Professional Products supplier charge (3)	—	—	28
Saudi JV acquisition gain (4)	—	—	(82)
Streamlined operating model (5)	60	—	—
Digital capabilities and productivity enhancements investment (6)	100	61	—
Adjusted EBIT	$917	$769	$1,269
(1)Represents a noncash impairment charge of $445 related to the VMS business recorded in fiscal year 2023. As a result of the segment changes noted above, $433 and $12 was recast from the third quarter fiscal year 2023 interim reporting period for the Health and Wellness and International reportable segments, respectively.
(2)Represents a noncash impairment charge of $329 related to the VMS business recorded in fiscal year 2021. As a result of the segment reporting changes noted above, $329 was recast from the fiscal year 2021 reporting period from the Health and Wellness reportable segment.
(3)Represents noncash charges of $28 on investments and related arrangements made with a Professional Products business supplier. As a result of the segment changes noted above, this amount was recast from the fiscal year 2021 reporting period for the Health and Wellness reportable segment.
(4)Represents an $82 noncash net gain from the remeasurement of the Company’s previously held investment in its Saudi joint venture. As a result of the segment changes noted above, this amount was recast from the fiscal year 2021 reporting period for the International reportable segment.
(5)Represents restructuring and related implementation costs, net for the streamlined operating model. As a result of the segment changes noted above, this amount was recast from the fiscal year 2023 reporting period for Corporate and Other. See Notes to Consolidated Financial Statements for additional information.
Due to the nonrecurring and unusual nature of these costs, the company's management believes presenting these costs as an adjustment in the non-GAAP results provides additional information to investors about trends in the company's operations and is useful for period over period comparisons. It also allows investors to view underlying operating results in the same manner as they are viewed by company management.
(6)Represents expenses related to the Company's digital capabilities and productivity enhancements investment. As a result of the segment changes noted above, these amounts were recast from the fiscal year 2023 and fiscal year 2022 reporting periods for Corporate and Other.
Due to the nature, scope and magnitude of this investment, these costs are considered by management to represent incremental transformational costs above the historical normal level of spending for information technology to support operations. Since these strategic investments, including incremental operating costs, will cease at the end of the investment period, are not expected to recur in the foreseeable future and are not considered representative of the company's underlying operating performance, the company's management believes presenting these costs as an adjustment in the non-GAAP results provides additional information to investors about trends in the company's operations and is useful for period-over-period comparisons. It also allows investors to view underlying operating results in the same manner as they are viewed by company management.
Of the total $500 million investment, approximately 65% is expected to represent incremental operating costs primarily recorded within selling and administrative expenses to be adjusted from reported Earnings (losses) before income taxes for purposes of disclosing adjusted EBIT over the course of the next five years. About 70% of these operating costs are expected to be related to the implementation of the ERP, with the remaining costs primarily related to the implementation of complementary technologies.
During the fiscal years ended June 30, 2023 and 2022, the Company incurred approximately $100 and $61, respectively, of operating expenses related to its digital capabilities and productivity enhancements investment. The expenses relate to the following:

	Fiscal year
	2023	2022
External consulting fees (1)	$79	$43
IT project personnel costs (2)	6	11
Other (3)	15	7
Total	$100	$61

(1)Comprised of third-party consulting fees incurred to assist in the project management and the preliminary project stage of this transformative investment. The company relies on consultants for certain capabilities required for these programs that the company does not maintain internally. These costs support the implementation of these programs incremental to the company's normal IT costs and will not be incurred following implementation.
(2)Comprised of labor costs associated with internal IT project management teams that are utilized to oversee the new system implementations. Given the magnitude and transformative nature of the implementations planned, the necessary project management costs are incremental to the historical levels of spend and will no longer be incurred subsequent to implementation. As a result of this long-term strategic investment, the company considers these costs not reflective of the ongoing costs to operate its business.
(3)Comprised of various other expenses associated with the company’s new system implementations, including company personnel dedicated to the project that have been backfilled with either permanent or temporary resources in positions that are considered part of normal operating expenses.

Economic profit (EP) is defined by the Company as earnings before income taxes, excluding certain U.S. GAAP items (such as asset impairments, charges related to implementation of the streamlined operating model, charges related to digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions and other nonrecurring or unusual items impacting comparability) and interest expense; less income taxes (calculated based on the Company’s effective tax rate excluding the identified U.S. GAAP items), and less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit. Refer to Exhibit 99.2 for a reconciliation of EP to earnings before income taxes.
Organic sales growth / (decrease) is defined as net sales growth / (decrease) excluding the effect of foreign exchange rate changes and any acquisitions and divestitures. Management believes that the presentation of organic sales growth / (decrease) is useful to investors because it excludes sales from any acquisitions and divestitures, which results in a comparison of sales only from the businesses that the Company was operating and expects to continue to operate throughout the relevant periods, and the Company’s estimate of the impact of foreign exchange rate changes, which are difficult to predict, and out of the control of the Company and management.

The following table provides a reconciliation of organic sales growth / (decrease) (non-GAAP) to net sales growth / (decrease) (GAAP), the most comparable GAAP measure:

	Year Ended June 30, 2023
	Percentage change versus the year-ago period
	Health and Wellness	Household	Lifestyle	International	Total Company (1)
Net sales growth / (decrease) (GAAP)	4%	6%	7%	—%	4%
Add: Foreign Exchange	—	—	—	11	2
Add/(Subtract): Divestitures/Acquisitions	—	—	—	—	—
Organic sales growth / (decrease) (non-GAAP)	4%	6%	7%	11%	6%

	Year Ended June 30, 2022
	Percentage change versus the year-ago period
	Health and Wellness	Household	Lifestyle	International	Total Company (1)
Net sales growth / (decrease) (GAAP)	(10)%	—%	3%	2%	(3)%
Add: Foreign Exchange	—	—	—	4	1
Add/(Subtract): Divestitures/Acquisitions	—	—	—	—	—
Organic sales growth / (decrease) (non-GAAP)	(10)%	0%	3%	6%	(2)%

(1) Total company includes Corporate and Other.

CAUTIONARY STATEMENT
This Annual Report on Form 10-K (this Report), including the exhibits hereto and the information incorporated by reference herein, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and any such forward-looking statements involve risks, assumptions and uncertainties. Except for historical information, statements about future volumes, sales, organic sales growth, foreign currencies, costs, cost savings, margins, earnings, earnings per share, diluted earnings per share, foreign currency exchange rates, tax rates, cash flows, plans, objectives, expectations, growth or profitability are forward-looking statements based on management’s estimates, beliefs, assumptions and projections. Words such as “could,” “may,” “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “predicts,” and variations on such words, and similar expressions that reflect our current views with respect to future events and operational, economic and financial performance are intended to identify such forward-looking statements. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed. Important factors that could affect performance and cause results to differ materially from management’s expectations are described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Report, as updated from time to time in the Company’s Securities and Exchange Commission filings. These factors include, but are not limited to:
•unfavorable general economic and geopolitical conditions beyond our control, including recent supply chain disruptions, labor shortages, wage pressures, rising inflation, fuel and energy costs, foreign currency exchange rate fluctuations, weather events or natural disasters, disease outbreaks or pandemics, such as COVID-19, terrorism, and unstable geopolitical conditions, including the conflict in Ukraine, as well as macroeconomic and geopolitical volatility and uncertainty as a result of a number of these and other factors, including rising tensions between China and Taiwan and actual and potential shifts between the U.S. and its trading partners, especially China;
•volatility and increases in the costs of raw materials, energy, transportation, labor and other necessary supplies or services;
•the impact of the changing retail environment, including the growth of alternative retail channels and business models, and changing consumer preferences;
•the ability of the Company to drive sales growth, increase prices and market share, grow its product categories and manage favorable product and geographic mix;
•risks related to supply chain issues, product shortages and disruptions to the business, as a result of increased supply chain dependencies due to an expanded supplier network and a reliance on certain single-source suppliers;
•intense competition in the Company’s markets;
•risks related to the Company’s use of and reliance on information technology systems, including potential security breaches, cyber-attacks, privacy breaches or data breaches that result in the unauthorized disclosure of consumer, customer, employee or Company information, or service interruptions, especially at a time when a large number of the Company’s employees are working remotely and accessing its technology infrastructure remotely;
•the ability of the Company to implement and generate cost savings and efficiencies, and successfully implement its transformational initiatives or strategies, including achieving anticipated benefits and cost savings from the implementation of the streamlined operating model and digital capabilities upgrade and productivity enhancements;
•dependence on key customers and risks related to customer consolidation and ordering patterns;
•the Company’s ability to attract and retain key personnel, which may continue to be impacted by challenges in the labor market, such as wage inflation and sustained labor shortages;
•the Company’s ability to maintain its business reputation and the reputation of its brands and products;
•lower revenue, increased costs or reputational harm resulting from government actions and compliance with regulations, or any material costs imposed by changes in regulation;
•changes to our processes and procedures as a result of our digital capabilities upgrade and productivity enhancements that may result in changes to the Company's internal controls over financial reporting;
•the ability of the Company to successfully manage global political, legal, tax and regulatory risks, including changes in regulatory or administrative activity;

•risks related to international operations and international trade, including changing macroeconomic conditions as a result of inflation, volatile commodity prices and increases in raw and packaging materials prices, labor, energy and logistics; global economic or political instability; foreign currency fluctuations, such as devaluations, and foreign currency exchange rate controls; changes in governmental policies, including trade, travel or immigration restrictions, new or additional tariffs, and price or other controls; labor claims and civil unrest; continued high levels of inflation in Argentina; potential operational or supply chain disruptions from wars and military conflicts, including the conflict in Ukraine; impact of the United Kingdom’s exit from the European Union; potential negative impact and liabilities from the use, storage and transportation of chlorine in certain international markets where chlorine is used in the production of bleach; widespread health emergencies, such as COVID-19; and the possibility of nationalization, expropriation of assets or other government action;
•the impact of Environmental, Social, and Governance (ESG) issues, including those related to climate change and sustainability on our sales, operating costs or reputation;
•the ability of the Company to innovate and to develop and introduce commercially successful products, or expand into adjacent categories and countries;
•the impact of product liability claims, labor claims and other legal, governmental or tax proceedings, including in foreign jurisdictions and in connection with any product recalls;
•the COVID-19 pandemic and related impacts, including on the availability of, and efficiency of the supply, manufacturing and distribution systems for, the Company’s products, including any significant disruption to such systems; on the demand for and sales of the Company’s products; and on worldwide, regional and local adverse economic conditions;
•risks relating to acquisitions, new ventures and divestitures, and associated costs, including for asset impairment charges related to, among others, intangible assets, including trademarks and goodwill, in particular the impairment charges related to the carrying value of the Company's VMS business; and the ability to complete announced transactions and, if completed, integration costs and potential contingent liabilities related to those transactions;
•the accuracy of the Company’s estimates and assumptions on which its financial projections, including any sales or earnings guidance or outlook it may provide from time to time, are based;
•risks related to additional increases in the estimated fair value of P&G’s interest in the Glad business;
•environmental matters, including costs associated with the remediation and monitoring of past contamination, and possible increases in costs resulting from actions by relevant regulators, and the handling and/or transportation of hazardous substances;
•the Company’s ability to effectively utilize, assert and defend its intellectual property rights, and any infringement or claimed infringement by the Company of third-party intellectual property rights;
•the performance of strategic alliances and other business relationships;
•the effect of the Company’s indebtedness and credit rating on its business operations and financial results and the Company’s ability to access capital markets and other funding sources, as well as the cost of capital to the Company;
•the Company’s ability to pay and declare dividends or repurchase its stock in the future;
•the impacts of potential stockholder activism; and
•risks related to any litigation associated with the exclusive forum provision in the Company’s bylaws.
The Company’s forward-looking statements in this Report are based on management’s current views, beliefs, assumptions and expectations regarding future events and speak only as of the date of this Report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws. In this Report, unless the context requires otherwise, the terms “the Company,” “Clorox,” “we,” “us,” and “our” refer to The Clorox Company and its subsidiaries.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework published in 2013. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2023, and concluded that it is effective.
The Company’s independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2023, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of The Clorox Company
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of The Clorox Company (the Company) as of June 30, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 10, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Venture Agreement Terminal Obligation
Description of the Matter
As discussed in Note 9 of the consolidated financial statements, the Company has an agreement with The Proctor & Gamble Company (P&G) for the Company’s Glad bags and wraps business, for which the Company is required to purchase P&G’s 20% interest in the venture for cash at fair value of the global Glad business upon termination of the agreement. At June 30, 2023, the fair value of $495 million has been recognized as a venture agreement terminal obligation and represented 9% of total liabilities.

Auditing the Company’s Glad venture agreement terminal obligation is complex and highly judgmental and required the involvement of a valuation specialist due to the significant judgment in estimating the fair value of the global Glad business. In particular, the fair value estimate is sensitive to assumptions such as net sales growth rates, gross margins, discount rate and commodity prices. These assumptions are sensitive to and affected by expected future market or economic conditions, particularly those in emerging markets, and industry and company-specific qualitative factors.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the venture agreement terminal obligation valuation review process. This included controls over the Company’s budgetary and forecasting process used to develop the estimated fair value of the global Glad business. We also tested management’s controls over the data used in their valuation models and review of the significant assumptions such as estimation of net sales, expense growth rates, terminal growth rates and commodity prices.

To test the estimated fair value of the venture agreement terminal obligation, we performed audit procedures that included, among others, assessing the methodologies, testing the significant assumptions discussed above used to develop estimates of future earnings and cash flows, and testing the completeness and accuracy of the underlying data. We compared the significant assumptions used by management to current industry and economic trends, the Company’s historical results and other guideline companies within the same industry, and we evaluated whether changes in the Company’s business, including shifts in consumer demands and commodity prices, would affect the significant assumptions. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the change in the fair value of the venture agreement terminal obligation resulting from changes in these assumptions. We involved our valuation specialists to assist in reviewing the valuation methodology and testing the terminal growth rates and discount rates.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2003.
San Francisco, CA
August 10, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of The Clorox Company
Opinion on Internal Control Over Financial Reporting
We have audited The Clorox Company’s internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, The Clorox Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of The Clorox Company as of June 30, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated August 10, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
San Francisco, CA
August 10, 2023

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company
Years ended June 30

Dollars in millions, except per share data	2023	2022	2021
Net sales	$7,389	$7,107	$7,341
Cost of products sold	4,481	4,562	4,142
Gross profit	2,908	2,545	3,199
Selling and administrative expenses	1,183	954	1,004
Advertising costs	734	709	790
Research and development costs	138	132	149
Goodwill, trademark and other asset impairments	445	—	329
Interest expense	90	106	99
Other (income) expense, net	80	37	(72)
Earnings before income taxes	238	607	900
Income taxes	77	136	181
Net earnings	161	471	719
Less: Net earnings attributable to noncontrolling interests	12	9	9
Net earnings attributable to Clorox	$149	$462	$710
Net earnings per share attributable to Clorox
Basic net earnings per share	$1.21	$3.75	$5.66
Diluted net earnings per share	$1.20	$3.73	$5.58
Weighted average shares outstanding (in thousands)
Basic	123,589	123,113	125,570
Diluted	124,181	123,906	127,299

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
The Clorox Company

Years ended June 30
Dollars in millions	2023	2022	2021
Net earnings	$161	$471	$719
Other comprehensive (loss) income:
Foreign currency adjustments, net of tax	3	(45)	47
Net unrealized gains (losses) on derivatives, net of tax	(22)	100	39
Pension and postretirement benefit adjustments, net of tax	5	12	8
Total other comprehensive (loss) income, net of tax	(14)	67	94
Comprehensive income	147	538	813
Less: Total comprehensive income attributable to noncontrolling interests	12	9	9
Total comprehensive income attributable to Clorox	$135	$529	$804

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30
Dollars in millions, except per share data	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$367	$183
Receivables, net	688	681
Inventories, net	696	755
Prepaid expenses and other current assets	77	106
Total current assets	1,828	1,725
Property, plant and equipment, net	1,345	1,334
Operating lease right-of-use assets	346	342
Goodwill	1,252	1,558
Trademarks, net	543	687
Other intangible assets, net	169	197
Other assets	462	315
Total assets	$5,945	$6,158
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes and loans payable	$50	$237
Current operating lease liabilities	87	78
Accounts payable and accrued liabilities	1,659	1,469
Income taxes payable	121	—
Total current liabilities	1,917	1,784
Long-term debt	2,477	2,474
Long-term operating lease liabilities	310	314
Other liabilities	825	791
Deferred income taxes	28	66
Total liabilities	5,557	5,429
Commitments and contingencies
Stockholders’ equity
Preferred stock: $1.00 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock: $1.00 par value; 750,000,000 shares authorized; 130,741,461 shares issued as of June 30, 2023 and 2022; and 123,820,022 and 123,152,132 shares outstanding as of June 30, 2023 and 2022, respectively	131	131
Additional paid-in capital	1,245	1,202
Retained earnings	583	1,048
Treasury stock, at cost: 6,921,439 and 7,589,329 shares as of June 30, 2023 and 2022, respectively	(1,246)	(1,346)
Accumulated other comprehensive net (loss) income	(493)	(479)
Total Clorox stockholders’ equity	220	556
Noncontrolling interests	168	173
Total stockholders’ equity	388	729
Total liabilities and stockholders’ equity	$5,945	$6,158

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
The Clorox Company

	Common Stock		Additional Paid-in Capital		Treasury Stock		Accumulated Other Comprehensive Net (Loss) Income	Noncontrolling interests	Total Stockholders’ Equity
(Dollars in millions except per share data; shares in thousands)	Amount	Shares		Retained Earnings	Amount	Shares
Balance as of June 30, 2020	$159	158,741	$1,137	$3,567	$(3,315)	(32,543)	$(640)	$—	$908
Net earnings	—	—	—	710	—	—	—	9	719
Other comprehensive (loss) income	—	—	—	—	—	—	94	—	94
Dividends to Clorox stockholders ($4.49 per share declared)	—	—	—	(564)	—	—	—	—	(564)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	(26)	(26)
Business combinations including purchase accounting adjustments	—	—	—	—	—	—	—	198	198
Stock-based compensation	—	—	50	—	—	—	—	—	50
Other employee stock plan activities	—	—	(1)	(37)	156	1,340	—	—	118
Treasury stock purchased	—	—	—	—	(905)	(4,758)	—	—	(905)
Treasury stock retirement	(28)	(28,000)	—	(2,640)	2,668	28,000	—	—	—
Balance as of June 30, 2021	131	130,741	1,186	1,036	(1,396)	(7,961)	(546)	181	592
Net earnings	—	—	—	462	—	—	—	9	471
Other comprehensive (loss) income	—	—	—	—	—	—	67	—	67
Dividends to Clorox stockholders ($3.48 per share declared)	—	—	—	(430)	—	—	—	—	(430)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	(17)	(17)
Stock-based compensation	—	—	52	—	—	—	—	—	52
Other employee stock plan activities	—	—	(36)	(20)	75	524	—	—	19
Treasury stock purchased	—	—	—	—	(25)	(152)	—	—	(25)
Balance as of June 30, 2022	131	130,741	1,202	1,048	(1,346)	(7,589)	(479)	173	729
Net earnings	—	—	—	149	—	—	—	12	161
Other comprehensive (loss) income	—	—	—	—	—	—	(14)	—	(14)
Dividends to Clorox stockholders ($4.72 per share declared)	—	—	—	(588)	—	—	—	—	(588)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	(17)	(17)
Stock-based compensation	—	—	73	—	—	—	—	—	73
Other employee stock plan activities	—	—	(30)	(26)	100	668	—	—	44
Balance as of June 30, 2023	$131	130,741	$1,245	$583	$(1,246)	(6,921)	$(493)	$168	$388

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30
Dollars in millions	2023	2022	2021
Operating activities:
Net earnings	$161	$471	$719
Adjustments to reconcile net earnings to net cash provided by operations:
Depreciation and amortization	236	224	211
Stock-based compensation	73	52	50
Deferred income taxes	(149)	5	(32)
Goodwill, trademark and other asset impairments	445	—	329
Settlement of interest rate derivative contracts	—	114	—
Other	38	19	10
Changes in:
Receivables, net	(13)	(84)	82
Inventories, net	58	(18)	(282)
Prepaid expenses and other current assets	(1)	16	(30)
Accounts payable and accrued liabilities	157	(47)	311
Operating lease right-of-use assets and liabilities, net	1	(1)	(2)
Income taxes payable/prepaid	152	35	(90)
Net cash provided by operations	1,158	786	1,276
Investing activities:
Capital expenditures	(228)	(251)	(331)
Businesses acquired, net of cash acquired	—	—	(85)
Other	5	22	(36)
Net cash used for investing activities	(223)	(229)	(452)
Financing activities:
Notes and loans payable, net	(188)	237	—
Long-term debt repayments	—	(1,405)	—
Long-term debt borrowings, net of issuance costs paid	—	1,085	—
Treasury stock purchased	—	(25)	(905)
Cash dividends paid to Clorox stockholders	(583)	(571)	(558)
Cash dividends paid to noncontrolling interests	(15)	(15)	(31)
Issuance of common stock for employee stock plans and other	33	5	103
Net cash used for financing activities	(753)	(689)	(1,391)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(6)	12
Net increase (decrease) in cash, cash equivalents and restricted cash	182	(138)	(555)
Cash, cash equivalents and restricted cash:
Beginning of year	186	324	879
End of year	$368	$186	$324
Supplemental cash flow information:
Interest paid	$99	$89	$89
Income taxes paid, net of refunds	73	100	303
Noncash financing activities:
Cash dividends declared and accrued, but not paid	16	14	156

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
(Dollars in millions, except per share data)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations and Basis of Presentation
The Company is principally engaged in the production, marketing and sale of consumer products through mass retailers, grocery outlets, warehouse clubs, dollar stores, home hardware centers, drug, pet and military stores, third-party and owned e-commerce channels, and distributors. The consolidated financial statements include the statements of the Company and its wholly owned and controlled subsidiaries. All significant intercompany transactions and accounts were eliminated in consolidation.
Use of Estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to reach opinions as to estimates and assumptions that affect reported amounts and related disclosures. Specific areas requiring the application of management’s estimates and judgments include, among others, assumptions pertaining to accruals for consumer and trade-promotion programs, future cash flows associated with impairment testing of goodwill and other long-lived assets, uncertain tax positions, tax valuation allowances, the valuation of the Venture Agreement terminal obligation, stock-based compensation, retirement income plans, as well as legal, environmental and insurance matters, and the valuation of assets acquired and liabilities assumed in connection with a business combination. Actual results could materially differ from estimates and assumptions made.
Cash, Cash Equivalents and Restricted Cash
Cash equivalents consist of highly liquid interest-bearing accounts, time deposits held by financial institutions and money market funds with an initial maturity at purchase of 90 days or less. The fair value of cash and cash equivalents approximates the carrying amount.
The Company’s cash position includes amounts held by foreign subsidiaries and, as a result, the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional withholding tax costs in certain foreign jurisdictions. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balance is held in U.S. dollars by foreign subsidiaries whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries’ books in their functional currency, and the impact on such balances from foreign currency exchange rate differences is recorded in Other (income) expense, net.
As of June 30, 2023, 2022, 2021 and 2020, the Company had $1, $3, $5 and $8 of restricted cash, respectively, which was included in Prepaid expenses and other current assets and Other assets.
Inventories
The Company values its inventories using both the First-In, First-Out (FIFO) and the Last-In, First-Out (LIFO) methods. The FIFO inventory is stated at the lower of cost or net realizable value, which includes any costs to sell or dispose. In addition, appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value. The LIFO inventory is stated at the lower of cost or market.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Property, Plant and Equipment and Finite-Lived Intangible Assets
Property, plant and equipment and finite-lived intangible assets are stated at cost. Depreciation and amortization expense are primarily calculated by the straight-line method using the estimated useful lives or lives determined by reference to the related lease contract in the case of leasehold improvements. The table below provides estimated useful lives of property, plant and equipment by asset classification.

Estimated Useful Lives
Buildings and leasehold improvements	5 - 40 years
Land improvements	10 - 30 years
Machinery and equipment	3 - 15 years
Computer equipment	3 - 5 years
Capitalized software costs	3 - 7 years
Finite-lived intangible assets are amortized over their estimated useful lives, which range from 7 to 30 years.
Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be fully recoverable. The risk of impairment is initially assessed based on an estimate of the undiscounted cash flows at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset (or asset group) exceeds the estimated future undiscounted cash flows generated by the asset (or asset group). When impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset (or asset group) and its estimated fair market value. Depending on the asset, estimated fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition.
Capitalization of Software Costs
The Company capitalizes certain qualifying costs incurred in the acquisition and development of software for internal use, including the costs of the software, materials, consultants, interest and payroll and payroll-related costs for employees during the application development stage. Internal and external costs incurred during the preliminary project stage and post implementation-operation stage, mainly training and maintenance costs, are expensed as incurred. Once the application is substantially complete and ready for its intended use, qualifying costs are amortized on a straight-line basis over the software’s estimated useful life. Capitalized internal use software is included in Property, plant and equipment. Capitalized software as a service is included in Prepaid expenses and other current assets or Other assets and is amortized using the straight-line method over the term of the hosting arrangement which is typically no greater than 10 years.
Business Combinations
The Company records acquired businesses within the consolidated financial statements using the acquisition method prospectively from the acquisition date. Under the acquisition method, once control is obtained, assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, are recorded at their respective fair values on the acquisition date. The Company’s estimates of fair value are inherently uncertain and subject to refinement. The excess of the total of the purchase consideration, fair value of the noncontrolling interest and fair value of the previously held equity interest over the identifiable assets acquired and liabilities assumed is recorded as goodwill. Measurement period adjustments to the fair values of the identifiable assets acquired and liabilities assumed with the corresponding offset to goodwill, if applicable, are applied in the reporting period in which the adjustment amounts are determined based on new information obtained during the measurement period. In the event of a step acquisition, the Company records a gain or loss in Other income (expense), net on the consolidated statement of earnings as a result of remeasuring a previously held equity interest to fair value on the acquisition date. Transaction expenses are recognized separately from the business combination and are expensed as incurred.
Impairment Review of Goodwill and Indefinite-Lived Intangible Assets
The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets annually for impairment in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired.
With respect to goodwill, the Company has the option to first assess qualitative factors, such as the maturity and stability of the reporting unit, the magnitude of the excess fair value over carrying value from a previous period’s impairment testing, other reporting unit specific operating results, microeconomic and macroeconomic factors, as well as new events and circumstances impacting the operations at the reporting unit level. The Company operates through strategic business units (SBUs) that are organized into the Company's operating segments. Reporting units for goodwill impairment testing purposes were identified as

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
the Company's individual operating segments. If the result of a qualitative test indicates a potential for impairment of a reporting unit, a quantitative test is performed. In the quantitative test, the Company compares the estimated fair value of the reporting unit to its carrying value. If the estimated fair value of any reporting unit is less than its carrying value, an impairment charge is recorded for the difference between the carrying value and the fair value of the reporting unit.
To determine the fair value of a reporting unit as part of its quantitative test, the Company uses the discounted cash flow (DCF) method under the income approach, as it believes that this approach is the most reliable indicator of the fair value of its businesses and the fair value of its future earnings and cash flows. Under this approach, which requires significant judgments, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF method are consistent with those the Company uses in its internal planning, which gives consideration to actual business trends experienced, and the broader business strategy for the long term. The other key estimates and factors used in the DCF method include, but are not limited to, net sales and expense growth rates, commodity prices, foreign exchange rates, inflation and a terminal growth rate. Changes in such estimates or the application of alternative assumptions could produce different results.
For trademarks and other intangible assets with indefinite lives, the Company has the option to first assess qualitative factors, such as the maturity and stability of the trademark or other intangible asset, the magnitude of the excess fair value over carrying value from a previous period’s impairment testing, other specific operating results, as well as new events and circumstances impacting the significant inputs used to determine the fair value of the intangible asset. If the result of a qualitative test indicates that it is more likely than not that the asset is impaired, a quantitative test is performed. When a quantitative test is performed, the estimated fair value of an asset is compared to its carrying value. If the carrying value of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying value and the estimated fair value. The Company uses the DCF method under the relief from royalty income approach to estimate the fair value of its trademarks and other intangible assets with indefinite lives. This approach requires significant judgments in determining the royalty rates and the assets’ estimated cash flows, as well as the appropriate discount and foreign exchange rates applied to those cash flows to determine fair value. Changes in such estimates or the use of alternative assumptions could produce different results.
Leases
The Company determines whether an arrangement contains a lease at inception by determining if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration and other facts and circumstances. Right-of-use (ROU) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are calculated based on the lease liability adjusted for any lease payments paid to the lessor at or before the commencement date and initial direct costs incurred by the Company and excludes any lease incentives received from the lessor. Lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. The lease term may include an option to extend or terminate the lease when it is reasonably certain that the Company will exercise that option as of the commencement date of the lease, and is reviewed in subsequent periods if a triggering event occurs. As the Company’s leases typically do not contain a readily determinable implicit rate, the Company determines the present value of the lease liability using its incremental borrowing rate at the lease commencement date based on the lease term and the currency of the lease on a collateralized basis. Variable lease payments are the portion of lease payments that are not fixed over the lease term. Variable lease payments are expensed as incurred, and include certain non-lease components, such as maintenance and other services provided by the lessor, and other charges included in the lease, as applicable. The Company elected to combine lease and non-lease components as a single lease component and to exclude short-term leases, defined as leases with an initial term of 12 months or less, from its consolidated balance sheet.
Restructuring Liabilities
The Company incurs restructuring costs in connection with workforce reductions; consolidation or closure of a facility; sale or termination of a line of business; and other actions. Such costs include employee termination benefits (one-time arrangements and benefits attributable to prior service), termination of contractual obligations, noncash asset charges and other direct incremental costs.
The Company records employee termination liabilities once they are both probable and estimable for severance provided under the Company’s existing severance policy. Employee termination liabilities outside of the Company’s existing severance policy are recognized at the time relevant employees are notified, unless the employees will be retained to render service beyond a minimum retention period for transition purposes, in which case the liability is recognized ratably over the future service period. Other costs associated with a restructuring plan or exit or disposal activities, such as consulting and professional fees, facility exit costs, employee relocation, outplacement costs, accelerated depreciation or asset impairments associated with a restructuring plan, are recognized in the period in which the liability is incurred or the asset is impaired.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Stock-based Compensation
The Company grants various nonqualified stock-based compensation awards to eligible employees, including stock options, restricted stock awards and performance shares.
For stock options, the Company estimates the fair value of each award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each employee grouping. The total number of stock options expected to vest is adjusted by actual and estimated forfeitures. Changes to the actual and estimated forfeitures will result in a cumulative adjustment in the period of change. Compensation expense is recorded by amortizing the grant date fair values on a straight-line basis over the vesting period, adjusted for estimated forfeitures.
For restricted stock awards, the fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. Forfeitures are estimated based on historical data. The total number of restricted stock awards expected to vest is adjusted by actual and estimated forfeitures. Changes to the actual and estimated forfeitures will result in a cumulative adjustment in the period of change. Compensation expense is recorded by amortizing the grant date fair values on a straight-line basis over the vesting period, adjusted for estimated forfeitures.
The Company’s performance shares provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The number of shares issued is dependent upon the achievement of specified performance targets. The performance period is three years and the payout determination is made at the end of the three-year performance period. Performance shares receive dividends earned during the vesting period upon vesting. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates and management’s assessment of the probability that performance goals will be achieved. A cumulative adjustment is recognized to compensation expense in the current period to reflect any changes in the probability of achievement of performance goals.
Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for stock-based payment arrangements (excess tax benefits) are classified as operating cash inflows.
Employee Benefits
The Company accounts for its retirement income and retirement health care plans using actuarial methods. These methods use an attribution approach that generally spreads “plan events” over the service lives or expected lifetime (for frozen plans) of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, rate of compensation increase and certain employee-related factors, such as retirement age and mortality. The principle underlying the attribution approach is that employees render service over their employment period on a relatively “smooth” basis and, therefore, the statement of earnings effects of retirement income and retirement health care plans are recognized in the same pattern. One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The expected return on plan assets may result in recognized expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the goal is for the expected long-term returns to approximate the actual returns and, therefore, the expectation is that the pattern of income and expense recognition should closely match the pattern of the services provided by the participants. The Company uses a market-related value method for calculating plan assets for purposes of determining the amortization of actuarial gains and losses. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period or expected lifetime (for frozen plans) of the plan participants using the corridor approach. Under this approach, only actuarial gains (losses) that exceed 5% of the greater of the projected benefit obligation or the market-related value of assets are amortized to the Company’s net periodic benefit cost. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.
The Company recognizes an actuarial-based obligation at the onset of disability for certain benefits provided to individuals after employment, but before retirement, that includes medical, dental, vision, life and other benefits.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Environmental Costs
The Company is involved in certain environmental remediation and ongoing compliance activities. Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and based upon a reasonable estimate of the liability. The Company’s accruals reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. The accrual for environmental matters is included in Accounts payable and accrued liabilities and Other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to uncertainty regarding the timing of future payments.
Revenue Recognition
The Company’s revenue is primarily generated from the sale of finished product to customers. Revenue is recognized at the point in time when performance obligations under the terms of customer contracts are satisfied, which is when ownership, risks and rewards transfer, and can be on the date of shipment or the date of receipt by the customer, depending upon the particular customer arrangement. Shipping and handling activities are accounted for as contract fulfillment costs and included within Cost of products sold. After the completion of the performance obligation, there is an unconditional right to consideration as outlined in the contract. A right is considered unconditional if nothing other than the passage of time is required before payment of that consideration is due. The Company typically collects its customer receivables within two months. All performance obligations under the terms of contracts with customers have an original duration of one year or less.
The Company has trade promotion programs, which primarily include shelf price reductions, in-store merchandising and consumer coupons. The costs of such activities, defined as variable consideration under ASC 606, “Revenue from Contracts with Customers,” are netted against sales and recorded when the related sales take place. Accruals for trade promotion programs are established based on the Company’s best estimate of the amounts necessary to settle existing and future obligations for products sold as of the balance sheet date. Amounts accrued for trade-promotions are based on various factors such as contractual terms and sales volumes, and also incorporate estimates that include customer participation rates, the rate at which customers will achieve program performance criteria, product availability and historical consumer redemption rates.
The Company provides an allowance for doubtful accounts based on its historical experience and ongoing assessment of its customers’ credit risk and aging. Customer receivables are presented net of an allowance for doubtful accounts of $3 and $9 as of June 30, 2023 and 2022, respectively. Receivables, net, include non-customer receivables of $14 and $22 as of June 30, 2023 and 2022, respectively, and related allowance of $3 and $0 as of June 30, 2023 and 2022, respectively.
Cost of Products Sold
Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract manufacturing fees, shipping and handling, warehousing, package design, depreciation, amortization, direct and indirect labor and operating costs for the Company’s manufacturing and distribution facilities, including salary, benefit costs and incentive compensation, and royalties and other charges related to the Company’s Glad Venture Agreement (See Note 9).
Costs associated with developing and designing new packaging, including design, artwork, films and labeling, are expensed as incurred and included within Cost of products sold.
Selling and Administrative Expenses
Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions and certain administrative expenses. Administrative expenses include salary, benefits, incentive compensation, professional fees and services and other operating costs (such as software and licensing costs) associated with the Company’s non-manufacturing, non-research and development operations.
Advertising and Research and Development Costs
The Company expenses advertising and research and development costs in the period incurred.
Income Taxes
The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax basis. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.
Per U.S. GAAP, foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. The Company regularly reviews and assesses whether there are any changes to its indefinite reinvestment assertion and determined that none of the undistributed earnings of its foreign subsidiaries are indefinitely reinvested. As a result, the Company is providing foreign withholding taxes on the undistributed earnings of all foreign subsidiaries where applicable.
Foreign Currency Transactions and Translation
Local currencies are the functional currencies for substantially all of the Company’s foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of Other (income) expense, net. In addition, certain assets and liabilities denominated in currencies other than a foreign subsidiary’s functional currency are reported on the subsidiary’s books in its functional currency, with the impact from exchange rate differences recorded in Other (income) expense, net. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while income and expenses are translated at the respective average monthly exchange rates during the year.
Gains and losses on foreign currency translations are reported as a component of Other comprehensive (loss) income. The income tax effect of currency translation adjustments is recorded as a component of deferred taxes with an offset to Other comprehensive (loss) income where appropriate.
Effective July 1, 2018, under the requirements of U.S. GAAP, Argentina was designated as a highly inflationary economy, since it has experienced cumulative inflation of approximately 100 percent or more over a three-year period. As a result, beginning July 1, 2018, the U.S. dollar replaced the Argentine peso as the functional currency of the Company’s subsidiaries in Argentina (collectively, “Clorox Argentina”). Consequently, gains and losses from non-U.S. dollar denominated monetary assets and liabilities for Clorox Argentina are recognized in Other (income) expense, net in the consolidated statement of earnings.
Derivative Instruments
The Company’s use of derivative instruments, principally exchange-traded futures and options contracts, and over-the counter swaps and forward contracts, is limited to non-trading purposes and is designed to partially manage exposure to changes in commodity prices, foreign currencies and interest rates. The Company’s contracts are hedges for transactions with notional amounts and periods consistent with the related exposures and do not constitute investments independent of these exposures.
The changes in the fair value (i.e., gains or losses) of a derivative instrument are recorded as either assets or liabilities in the consolidated balance sheets with an offset to Net earnings or Other comprehensive (loss) income depending on whether, for accounting purposes, it has been designated and qualifies as an accounting hedge and, if so, on the type of hedging relationship. The criteria used to determine if hedge accounting treatment is appropriate are: (a) formal designation and documentation of the hedging relationship, the risk management objective and hedging strategy at hedge inception; (b) eligibility of hedged items, transactions and corresponding hedging instrument; and (c) effectiveness of the hedging relationship both at inception of the hedge and on an ongoing basis in achieving the hedging objectives. For those derivative instruments designated and qualifying as hedging instruments, the Company must designate the hedging instrument either as a fair value hedge or as a cash flow hedge. The Company designates its commodity futures, options and swaps contracts for forecasted purchases of raw materials, foreign currency forward contracts for forecasted purchases of inventory and interest rate contracts for forecasted interest payments as cash flow hedges. During the fiscal years ended June 30, 2023, 2022 and 2021, the Company had no hedging instruments designated as fair value hedges.
For derivative instruments designated and qualifying as cash flow hedges, gains or losses are reported as a component of Other comprehensive (loss) income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. From time to time, the Company may have contracts not designated as hedges for accounting purposes, for which it recognizes changes in the fair value in the consolidated statement of earnings in the current period. Cash flows from hedging activities are classified as operating activities in the consolidated statements of cash flows.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recently Issued Accounting Standards
Recently Issued Accounting Standards Not Yet Adopted
In September 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2022-04, "Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations.” These amendments require disclosure of the key terms of outstanding supplier finance programs and a rollforward of the related obligations. These amendments are effective for fiscal years beginning after December 15, 2022, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. As these amendments relate to disclosures only, there are no impacts expected to the Company’s consolidated results of operations, financial position and cash flows.

NOTE 2. BUSINESS ACQUIRED
Saudi Joint Venture Acquisition
On July 9, 2020, the Company increased its investment in each of the two entities comprising its joint venture in the Kingdom of Saudi Arabia (Saudi joint venture). The joint venture offers customers in the Gulf region a range of cleaning and disinfecting products. The Company had previously accounted for its 30 percent investment of $27 as of June 30, 2020, under the equity method of accounting. Subsequent to the closing of this transaction, the Company's total ownership interest in each of the entities increased to 51 percent. The Company has consolidated this joint venture into its consolidated financial statements from the date of acquisition and reflects operations within the International reportable segment. The equity and income attributable to the other joint venture owners is recorded and presented as noncontrolling interests.
The total purchase consideration of $111 consisted of $100 cash paid, which was sourced from operations, and $11 from the net effective settlement of preexisting arrangements between the Company and the joint venture. The assets and liabilities of the joint venture were recorded at their respective estimated fair value as of the acquisition date using generally accepted accounting principles for business combinations. The excess of the purchase price over the fair value of the net identifiable assets acquired was allocated to goodwill in the International reportable segment in the amount of $208. The goodwill is primarily attributable to the synergies expected to arise after the acquisition and reflected the value of further growth anticipated in the Gulf region. None of the goodwill is deductible for tax purposes.
As a result of this transaction, the carrying value of the Company’s previously held equity investment was remeasured to fair value, and resulted in an $85 nonrecurring, noncash gain recorded in Other (income) expense, net in the consolidated statement of earnings and adjusted in Other operating activities in the consolidated statement of cash flows for the first quarter of fiscal year 2021. The fair values of the noncontrolling interests and previously held equity interest were determined using the DCF method under the income approach. Under this approach, the Company estimated future cash flows and discounts these cash flows at a rate of return that reflected the entities’ relative risk.
The purchase price allocation was finalized during the second quarter of fiscal year 2021. The following table summarizes the final purchase price allocation for the fair value of the joint venture’s assets acquired and liabilities assumed and the related deferred income taxes as of the acquisition date. The finite-lived intangibles acquired primarily represent the Company reacquiring previously licensed trademarks and customer relationships. The weighted-average estimated useful life of intangible assets subject to amortization was 9 years.

Joint Venture
Goodwill	$208
Reacquired rights (included in Other intangible assets, net)	138
Property, plant and equipment	46
Customer relationships (included in Other intangible assets, net)	10
Working capital, net (includes cash acquired of $26)	34
Noncurrent liabilities, net	(5)
Deferred income taxes	(19)
Total fair value of net assets	412
Less: Fair value of noncontrolling interests	(198)
Less: Fair value of previously held equity interest	(103)
Total purchase consideration	$111

NOTE 3. RESTRUCTURING AND RELATED COSTS (Continued)
NOTE 3. RESTRUCTURING AND RELATED COSTS
Beginning in the first quarter of fiscal year 2023, the Company recognized costs related to a plan that involves streamlining its operating model to meet its objectives of driving growth and productivity. The streamlined operating model is expected to enhance the Company’s ability to respond more quickly to changing consumer behaviors and innovate faster. The Company anticipates the implementation of this new model will be completed in fiscal year 2024, with different phases occurring throughout the implementation period.
The Company incurred $60 of costs in fiscal year 2023 and anticipates incurring approximately $30 to $40 in fiscal year 2024 related to this initiative, of which approximately half are expected to include employee-related costs to reduce certain staffing levels such as severance payments, with the remainder for consulting and other costs. Costs incurred are expected to be settled primarily in cash.
The total restructuring and related implementation costs, net associated with the Company’s streamlined operating model plan as reflected in the Consolidated Statements of Earnings and Comprehensive Income for the fiscal year ended June 30 were:

2023
Costs of products sold	$(3)
Selling and administrative expenses	12
Research and development	(1)
Other (income) expense, net:
Employee-related costs	52
Total, net	$60
Employee-related costs primarily include severance and other termination benefits calculated based on salary levels, prior service and statutory requirements. Other costs primarily include consulting fees incurred for the organizational design and implementation of the streamlined operating model, related processes and other professional fees incurred.
The Company may, from time to time, decide to pursue additional restructuring-related initiatives that involve costs in future periods.
The following table reconciles the accrual for the streamlined operating model restructuring and related implementation costs discussed above, which are recorded within Accounts payable and accrued liabilities in the Consolidated Balance Sheets as follows for the fiscal years ended June 30:

	Employee-Related Costs	Other	Total
Accrual Balance as of June 30, 2022	$—	$—	$—
Charges	52	19	71
Cash payments	(29)	(14)	(43)
Accrual Balance as of June 30, 2023	$23	$5	$28

NOTE 4. INVENTORIES, NET
Inventories, net consisted of the following as of June 30:

	2023	2022
Finished goods	$595	$593
Raw materials and packaging	182	191
Work in process	8	16
LIFO allowances	(87)	(40)
Total inventories, net	698	760
Non-current inventories, net (1)	2	5
Total current inventories, net	$696	$755
(1)Non-current inventories, net is recorded in Other assets.
The LIFO method was used to value approximately 36% of inventories as of June 30, 2023 and 2022, respectively. The carrying values for all other inventories are determined on the FIFO method. The effect on earnings of the liquidation of LIFO layers was insignificant for each of the fiscal years ended June 30, 2023, 2022 and 2021.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT, NET
The components of property, plant and equipment, net, consisted of the following as of June 30:

	2023	2022
Land and improvements	$168	$166
Buildings	810	729
Machinery and equipment	2,355	2,215
Capitalized software costs	400	389
Computer equipment	131	116
Construction in progress	186	249
Total	4,050	3,864
Less: Accumulated depreciation and amortization	(2,705)	(2,530)
Property, plant and equipment, net	$1,345	$1,334

Depreciation and amortization expense related to property, plant and equipment, net, was $206, $193 and $179 in fiscal years 2023, 2022 and 2021, respectively, of which $10, $8 and $6 were related to amortization of capitalized software, respectively.
Noncash capital expenditures were $9, $6 and $13 for fiscal years, 2023, 2022 and 2021, respectively. There were no significant asset retirement obligations recorded and included in Buildings above for both fiscal years 2023 and 2022.

NOTE 6. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS
The changes in the carrying amount of goodwill by reportable segment and Corporate and Other for the fiscal years ended June 30, 2023 and 2022 were as follows:

	Goodwill
	Health and Wellness (1)	Household	Lifestyle	International	Corporate and Other (1)	Total
Balance as of June 30, 2021	$323	$85	$244	$617	$306	$1,575
Effect of foreign currency translation	—	—	—	(17)	—	(17)
Balance as of June 30, 2022	$323	$85	$244	$600	$306	$1,558
Goodwill impairment	—	—	—	—	(306)	(306)
Balance as of June 30, 2023	$323	$85	$244	$600	$—	$1,252
(1) $306 of goodwill related to the VMS reporting unit previously included within Health and Wellness was recast to Corporate and Other as a result of segment changes effective in the fourth quarter of fiscal year 2023. See Note 19 for more information.
The changes in the carrying amount of trademarks and other intangible assets for the fiscal years ended June 30, 2023 and 2022 were as follows:

	As of June 30, 2023			As of June 30, 2022
	Gross carrying amount	Accumulated amortization / Impairments	Net carrying amount	Gross carrying amount	Accumulated amortization / Impairments	Net carrying amount
Trademarks with indefinite lives (1)	$494	$—	$494	$668	$—	$668
Trademarks with finite lives (1)	89	40	49	57	38	19
Other intangible assets with finite lives	579	410	169	577	380	197
Total	$1,162	$450	$712	$1,302	$418	$884
(1) As of June 30, 2023 reflects changes to the useful lives of certain VMS and International indefinite-lived trademarks to finite-lived effective April 1, 2023.
Amortization expense relating to the Company’s intangible assets was $30, $31 and $32 for the years ended June 30, 2023, 2022 and 2021, respectively. Estimated amortization expense for these intangible assets is $29, $28, $28, $29 and $28 for fiscal years 2024, 2025, 2026, 2027 and 2028, respectively.
Fiscal Year 2023 Impairments
During the third quarter of fiscal year 2023, management made a decision to narrow the focus on core brands and streamline investment levels in the VMS business. As a result, revisions were made to the internal financial projections and operational plans of the VMS business reflecting the Company’s current estimates regarding the future financial performance of these operations and macroeconomic factors. The revised estimated future cash flows reflect lower sales growth expectations and lower investment levels. These revisions were considered a triggering event requiring interim impairment assessments to be performed as part of the preparation of the quarterly financial statements on the global indefinite-lived trademarks, other long-term assets and the VMS reporting unit.
Based on the outcome of these assessments, the following pre-tax, noncash impairment charges were recorded during fiscal year 2023:

	Impairment Charges
	VMS reporting unit	International reporting unit	Total
Goodwill	$306	$—	$306
Trademarks, net	127	12	139
Total	$433	$12	$445
In connection with recognizing these impairment charges, the Company recognized tax benefits related to the impairments of $83 due to the partial tax deductibility of these charges.

To determine the estimated fair values of the global indefinite-lived trademarks related to the VMS business, the Company used the DCF method under the relief from royalty income approach. This approach requires significant judgments in determining the royalty rates and the assets’ estimated cash flows as well as the appropriate discount rates applied to those cash flows to determine fair value. As a result of the interim impairment test, the Company concluded that the carrying value of the global indefinite-lived trademarks exceeded their estimated fair value, and recorded impairment charges of $139. In addition, the useful lives of the impaired trademarks, with a remaining net carrying value of $28 as of March 31, 2023, were changed from indefinite to finite beginning on April 1, 2023, which reflects the remaining expected useful lives of the trademarks based on the most recent financial and operational plans. The weighted-average estimated useful life of these trademarks is 20 years.
After adjusting the carrying values of the global indefinite-lived trademarks and concluding that the carrying amounts of the other long-lived assets were recoverable, the Company completed a quantitative impairment test for goodwill and recorded a goodwill impairment charge of $306 in the VMS reporting unit. To determine the fair value of the VMS reporting unit, the Company used a DCF method under the income approach. In accordance with this approach, the Company estimated the future cash flows of the VMS reporting unit and discounted these cash flows at a rate of return that reflects its relative risk. The other key estimates and factors used in the DCF method include, but are not limited to, net sales and expense growth rates and a terminal growth rate. The decrease in projected cash flows due to the revisions adversely impacted key assumptions used in determining the fair value of the VMS reporting unit and assets contained therein, primarily projected net sales. There is no remaining goodwill associated with the impaired reporting unit.
Fiscal Year 2021 Impairments
During fiscal year 2021, as a result of lower than expected actual and projected net sales growth and operating performance for the VMS business, a strategic review was initiated by management that resulted in updated financial and operational plans. These events were considered a triggering event requiring interim impairment assessments to be performed on the VMS reporting unit, indefinite-lived trademarks and other assets. Based on the outcome of these assessments, the following pre-tax impairment charges were recorded during fiscal year 2021:

Impairment Charges
VMS reporting unit
Goodwill	$228
Trademarks, net	93
Other intangible assets, net	7
Property, plant and equipment, net	1
Total	$329
In connection with recognizing these impairment charges, the Company recognized tax benefits related to the impairments of $62 due to the partial tax deductibility of these charges.
The fiscal year 2021 impairment charges were a result of a higher level of competitive activity than originally assumed, accelerated declines in certain channels where the business was over-developed and higher than anticipated investments to grow the business, which adversely affected the assumptions used to determine the fair value of the respective assets held by the VMS reporting unit for growth and the estimates of expenses necessary to achieve that growth. These impairment charges were based on the Company’s estimates regarding the future financial performance of the VMS business and macroeconomic factors.
To determine the estimated fair values of the VMS related indefinite-lived trademarks, the Company used the relief from royalty income approach. This approach required significant judgments in determining the royalty rates and the assets’ estimated cash flows as well as the appropriate discount rates applied to those cash flows to determine fair value.
To determine the fair value of the VMS reporting unit, the Company used the DCF method under the income approach. Under this approach, the Company estimated the future cash flows of the VMS reporting unit and discounted these cash flows at a rate of return that reflected its relative risk. The other key estimates and factors used in the DCF method included, but were not limited to, net sales and expense growth rates, and a terminal growth rate.
Additionally, during fiscal year 2021, an impairment charge of $14 was recorded within Cost of products sold related to other intangible assets with finite lives that were no longer expected to be recoverable due to a pending exit from a Professional Products SBU supplier relationship. The remaining carrying value of these assets was $0 following the impairment charge.

NOTE 6. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS (Continued)
No other significant impairments were identified as a result of the Company’s impairment reviews during fiscal years 2023, 2022 and 2021.

NOTE 7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consisted of the following as of June 30:

	2023	2022
Accounts payable	$1,021	$960
Compensation and employee benefit costs	262	176
Trade and sales promotion costs	157	199
Dividends	23	19
Other	196	115
Total	$1,659	$1,469

NOTE 8. DEBT
Short-term borrowings
Notes and loans payable are borrowings that mature in less than one year, primarily consisting of U.S. commercial paper issued by the Company and borrowings under the Company's revolving credit agreements. Notes and loans payable were $50 and $237 as of June 30, 2023 and 2022, respectively.
The weighted average interest rates incurred on average outstanding notes and loans payable during the fiscal years ended June 30, 2023, 2022, and 2021, including fees associated with the Company’s revolving credit agreements, were 3.48%, 0.54% and 0% respectively. The Company had no material outstanding notes and loans payable during the fiscal year ended June 30, 2021.
Long-term borrowings
Long-term debt, carried at face value net of unamortized discounts, premiums and debt issuance costs, included the following as of June 30:

	2023	2022
Senior unsecured notes and debentures:
3.10%, $400 due October 2027	398	398
3.90%, $500 due May 2028	497	497
4.40%, $500 due May 2029	495	493
1.80%, $500 due May 2030	494	494
4.60%, $600 due May 2032	593	592
Total	2,477	2,474
Less: Current maturities of long-term debt	—	—
Long-term debt	$2,477	$2,474
In May 2022, the Company issued $1,100 in senior notes, which included $500 of senior notes with an annual fixed interest rate of 4.40%, payable semi-annually in May and November, final maturity in May 2029 that carry an effective rate of 3.89% (May 2029 senior notes), which includes the impact from the settlement of interest rate contracts in May 2022, and $600 of senior notes with an annual fixed rate of 4.60%, payable semi-annually in May and November, final maturity in May 2032 that carry an effective rate of 3.25% (May 2032 senior notes), which includes the impact from the settlement of interest rate contracts in May 2022. The notes rank equally with all of the Company's existing senior indebtedness. Proceeds from the senior notes were used to redeem prior to maturity $600 of senior notes with an annual fixed interest rate of 3.05% due in September 2022 and $500 of senior notes with an annual fixed interest rate of 3.50% due in December 2024, which were redeemed in June 2022 prior to their maturities, and for general corporate purposes. In connection with the redemption prior to maturity of the $500 of senior notes due in December 2024, the Company recorded a loss on the early extinguishment of debt of $13, which is included in Interest expense in the Consolidated Statements of Earnings, representing the difference paid in cash between the redemption price and the carrying amount of the debt extinguished of $5 and the accelerated amortization of losses on settlement of interest rate contracts and issuance costs associated with the debt extinguished of $8.
In November 2021, $300 of the Company’s senior notes with annual fixed interest rate of 3.80% became due and were repaid using commercial paper borrowings.

NOTE 8. DEBT (Continued)
The weighted average interest rates incurred on average outstanding long-term debt during the fiscal years ended June 30, 2023, 2022 and 2021, were 3.25%, 3.25% and 3.49%, respectively. The weighted average effective interest rates on long-term debt balances as of both June 30, 2023 and 2022 were 3.25% and 3.37%, respectively.
Long-term debt maturities as of June 30, 2023, were $0 in fiscal years 2024 through 2027, $900 in fiscal year 2028 and $1,600 thereafter.
Credit arrangements
As of June 30, 2023, the Company maintained a $1,200 revolving credit agreement (the Credit Agreement) that matures in March 2027. There were no borrowings under the Credit Agreement as of June 30, 2023 and June 30, 2022, respectively, and the Company believes that borrowings under the Credit Agreement will continue to be available for general corporate purposes. The Credit Agreement includes certain restrictive covenants and limitations consistent with the previous agreement, with which the Company was in compliance as of June 30, 2023 and June 30, 2022.
The Company’s borrowing capacity under the revolving credit agreements and other financing arrangements as of June 30 was as follows:

	2023	2022
Revolving credit facility	$1,200	$1,200
Foreign and other credit lines	35	34
Total	$1,235	$1,234
Of the $35 of foreign and other credit lines as of June 30, 2023, $5 was outstanding and the remainder of $30 was available for borrowing. Of the $34 of foreign and other credit lines as of June 30, 2022, $4 was outstanding and the remainder of $30 was available for borrowing.
NOTE 9. OTHER LIABILITIES
Other liabilities consisted of the following as of June 30:

	2023	2022
Venture Agreement terminal obligation, net	$495	$468
Employee benefit obligations	259	263
Taxes	19	19
Environmental liabilities	24	23
Other	28	18
Total	$825	$791
Venture Agreement
The Company has an agreement with The Procter & Gamble Company (P&G) for the Company’s Glad bags and wraps business. In connection with this agreement, P&G provides research and development (R&D) support to the Glad business. As of June 30, 2023 and 2022, P&G had a 20% interest in the venture. The Company pays a royalty to P&G for its interest in the profits, losses and cash flows, as contractually defined, of the Glad business, which is included in Cost of products sold. In December 2017, the Company and P&G extended the term of the agreement and the related R&D support provided by P&G. The term will expire in January 2026, unless the parties agree, on or prior to January 31, 2025, to further extend the term of the agreement for another seven years or agree to take some other relevant action. The agreement can be terminated under certain circumstances, including at P&G’s option upon a change in control of the Company or, at either party’s option, upon the sale of the Glad business by the Company.
Upon termination of the agreement, the Company is required to purchase P&G’s 20% interest for cash at fair value as established by predetermined valuation procedures. As of June 30, 2023, the estimated fair value of P&G’s interest in the venture was $527, of which $495 has been recognized and is reflected in Other liabilities as noted in the table above. The estimated fair value of P&G's interest in the venture was $635 as of June 30, 2022. The difference between the estimated fair value and the amount recognized, and any future changes in the fair value of P&G’s interest, is charged to Cost of products sold in accordance with the effective interest method over the remaining life of the agreement. Following termination, the Glad business will retain the exclusive core intellectual property licenses contributed by P&G on a royalty-free basis for the licensed products marketed.

NOTE 10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
Financial Risk Management and Derivative Instruments
The Company is exposed to certain commodity, foreign currency and interest rate risks related to its ongoing business operations and uses derivative instruments to mitigate its exposure to these risks.
Commodity Price Risk Management
The Company may use commodity futures, options and swap contracts to limit the impact of price volatility on a portion of its forecasted raw material requirements. These commodity derivatives may be exchange traded or over-the-counter contracts and generally have original contractual maturities of less than 2 years. Commodity purchase and option contracts are measured at fair value using market quotations obtained from the Chicago Board of Trade commodity futures exchange and commodity derivative dealers.
As of June 30, 2023, the notional amount of commodity derivatives was $41, of which $29 related to soybean oil futures used for the Food products business and $12 related to jet fuel swaps used for the Grilling business. As of June 30, 2022, the notional amount of commodity derivatives was $27, of which $18 related to soybean oil futures and $9 related to jet fuel swaps.
Foreign Currency Risk Management
The Company may also enter into certain over-the-counter derivative contracts to manage a portion of the Company’s forecasted foreign currency exposure associated with the purchase of inventory. These foreign currency contracts generally have original contractual maturities of less than 2 years. The foreign exchange contracts are measured at fair value using information quoted by foreign exchange dealers.
The notional amounts of outstanding foreign currency forward contracts used by the Company’s subsidiaries to hedge forecasted purchases of inventory were $51 and $31, respectively, as of June 30, 2023 and 2022.
Interest Rate Risk Management
The Company may enter into over-the-counter interest rate contracts to fix a portion of the benchmark interest rate prior to the anticipated issuance of fixed rate debt. These interest rate contracts generally have original contractual maturities of less than 3 years. The interest rate contracts are measured at fair value using information quoted by bond dealers.
The Company held no interest rate contracts as of both June 30, 2023 and 2022.
During fiscal year 2022, the Company entered into an additional $650 of interest rate contracts. All contracts represented interest rate swap lock agreements to manage the exposure to interest rate volatility associated with future interest payments on forecasted debt issuance, and were terminated in May 2022 upon issuance of $1,100 in senior notes (See Note 8). These contracts resulted in a $114 gain recorded in Other comprehensive (loss) income, comprised of $25 attributable to the May 2029 senior notes and $89 attributable to the May 2032 senior notes, which is being amortized into Interest expense in the consolidated statements of earnings over the 7-year and 10-year term of the notes.
Commodity, Foreign Exchange and Interest Rate Derivatives
The Company designates its commodity forward, futures and options contracts for forecasted purchases of raw materials, foreign currency forward contracts for forecasted purchases of inventory, and interest rate contracts for forecasted interest payments as cash flow hedges.
The effects of derivative instruments designated as hedging instruments on Other comprehensive (loss) income and Net earnings were as follows during the fiscal years ended June 30:

	Gains (losses) recognized in Other comprehensive (loss) income
	2023	2022	2021
Commodity purchase derivative contracts	$(6)	$17	$21
Foreign exchange derivative contracts	—	1	—
Interest rate derivative contracts	—	89	23
Total	$(6)	$107	$44

NOTE 10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

	Location of gains (losses) reclassified from Accumulated other comprehensive net (loss) income into Net earnings	Gains (losses) reclassified from Accumulated other comprehensive net (loss) income and recognized in Net earnings
		2023	2022	2021
Commodity purchase derivative contracts	Cost of products sold	$5	$23	$1
Foreign exchange derivative contracts	Cost of products sold	1	—	—
Interest rate derivative contracts	Interest expense	13	(9)	(6)
Total		$19	$14	$(5)
The estimated amount of the existing net gain (loss) in Accumulated other comprehensive net (loss) income as of June 30, 2023 that is expected to be reclassified into Net earnings within the next twelve months is $11.
Counterparty Risk Management and Derivative Contract Requirements
The Company utilizes a variety of financial institutions as counterparties for over-the-counter derivative instruments. The Company enters into agreements governing the use of over-the-counter derivative instruments and sets internal limits on the aggregate over-the-counter derivative instrument positions held with each counterparty. Certain terms of these agreements require the Company or the counterparty to post collateral when the fair value of the derivative instruments exceeds contractually defined counterparty liability position limits. Of the over-the-counter derivative instruments in liability positions, $1 and $0 contained such terms as of June 30, 2023 and 2022, respectively. As of both June 30, 2023 and 2022, neither the Company nor any counterparty was required to post any collateral as no counterparty liability position limits were exceeded.
Certain terms of the agreements governing the Company’s over-the-counter derivative instruments require the Company's credit ratings, as assigned by Standard & Poor’s and Moody’s to the Company and its counterparties, to remain at a level equal to or better than the minimum of an investment grade credit rating. If the Company’s credit ratings were to fall below investment grade, the counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. As of both June 30, 2023 and 2022, the Company and each of its counterparties had been assigned investment grade ratings by both Standard & Poor’s and Moody’s.
Certain of the Company’s exchange-traded futures and options contracts used for commodity price risk management include requirements for the Company to post collateral in the form of a cash margin account held by the Company’s broker for trades conducted on that exchange. As of June 30, 2023 and 2022, the Company maintained required cash margin balances related to exchange-traded futures and options contracts of $0 and $1, respectively, which are classified as Prepaid expenses and other current assets on the consolidated balance sheets.
Trust Assets
The Company holds interests in mutual funds and cash equivalents as part of trust assets related to its nonqualified deferred compensation plans. The participants in the nonqualified deferred compensation plans, who are the Company’s current and former employees, may select among certain mutual funds in which their compensation deferrals are invested in accordance with the terms of the plans and within the confines of the trusts, which hold the marketable securities. The trusts represent variable interest entities for which the Company is considered the primary beneficiary, and, therefore, trust assets are consolidated and included in Other assets in the consolidated balance sheets. The gains and losses on the trust assets are recorded in Other (income) expense, net in the consolidated statements of earnings. The interests in mutual funds are measured at fair value using quoted market prices. The Company has designated these marketable securities as trading investments.
As of June 30, 2023, the balance of the trust assets related to the Company’s nonqualified deferred compensation plans increased by $10 as compared to June 30, 2022.
Fair Value of Financial Instruments
Financial assets and liabilities measured at fair value on a recurring basis in the consolidated balance sheets are required to be classified and disclosed in one of the following three categories of the fair value hierarchy:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

NOTE 10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

As of June 30, 2023 and 2022, the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the period included derivative financial instruments, which were classified as either Level 1 or Level 2, and trust assets to fund the Company’s nonqualified deferred compensation plans, which were classified as Level 1.
All of the Company's derivative instruments qualify for hedge accounting. The following table provides information about the balance sheet classification and the fair values of the Company's derivative instruments:

			2023		2022
	Balance Sheet Classification	Fair Value Hierarchy Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Commodity purchase options contracts	Prepaid expenses and other current assets	1	$2	$2	$—	$—
Commodity purchase swaps contracts	Prepaid expenses and other current assets	2	—	—	6	6
Foreign exchange forward contracts	Prepaid expenses and other current assets	2	—	—	1	1
			$2	$2	$7	$7
Liabilities
Commodity purchase futures contracts	Accounts payable and accrued liabilities	1	$—	$—	$1	$1
Commodity purchase swaps contracts	Accounts payable and accrued liabilities	2	1	1	—	—
			$1	$1	$1	$1

NOTE 10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The following table provides information about the balance sheet classification and the fair values of the Company's other assets and liabilities for which disclosure of fair value is required:

			2023		2022
	Balance sheet classification	Fair value hierarchy level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Interest-bearing investments, including money market funds	Cash and cash equivalents (1)	1	$243	$243	$86	$86
Time deposits	Cash and cash equivalents (1)	2	9	9	4	4
Trust assets for nonqualified deferred compensation plans	Other assets	1	129	129	119	119
			$381	$381	$209	$209
Liabilities
Notes and loans payable	Notes and loans payable (2)	2	$50	$50	$237	$237
Current maturities of long-term debt and Long-term debt	Current maturities of long- term debt and Long-term debt (3)	2	2,477	2,327	2,474	2,386
			$2,527	$2,377	$2,711	$2,623
(1)Cash and cash equivalents are composed of time deposits and other interest-bearing investments, including money market funds with original maturity dates of 90 days or less. Cash and cash equivalents are recorded at cost, which approximates fair value.
(2)Notes and loans payable are composed of outstanding U.S. commercial paper balances and/or amounts drawn on the Company’s credit agreements, all of which are recorded at cost, which approximates fair value.
(3)Current maturities of long-term debt and Long-term debt are recorded at cost. The fair value of Long-term debt, including current maturities, was determined using secondary market prices quoted by corporate bond dealers, and is classified as Level 2.
Furthermore, impairment charges of $445 were record during fiscal year 2023, of which $306 and $139 related to goodwill and certain indefinite-lived trademarks, respectively. Additionally, impairment charges of $343 were recorded during the fiscal year 2021, of which $228, $93, and $22 related to goodwill, certain indefinite-lived trademarks and other assets, respectively. These adjustments were included as noncash charges in the consolidated statements of earnings. The nonrecurring fair values utilized included unobservable Level 3 inputs based on management’s best estimates and assumptions. See Note 6 for additional information.
NOTE 11. OTHER CONTINGENCIES, GUARANTEES AND COMMITMENTS
Contingencies
The Company is involved in certain environmental matters, including response actions at various locations. The Company had recorded liabilities totaling $28 as of both June 30, 2023 and 2022, for its share of aggregate future remediation costs related to these matters.
One matter, which accounted for $12 and $14 of the recorded liability as of June 30, 2023 and 2022, respectively, relates to environmental costs associated with one of the Company’s former operations at a site located in Alameda County, California. In November 2016, at the request of regulators and with the assistance of environmental consultants, the Company submitted a Feasibility Study that evaluated various options for managing groundwater at the site and included estimates of the related costs. Following further discussions with the regulators in 2017, the Company recorded an undiscounted liability for costs estimated to be incurred over a 30-year period, based on one of the options in the Feasibility Study related to groundwater. In September 2021, as a result of an additional study and further discussions with regulators, the Company submitted a Soil Vapor Intrusion Report to the regulators. In January 2023, the regulators issued a new order directing the Company and the current property owner to conduct a Remedial Investigation and then prepare a Feasibility Study to evaluate and remediate impacts to soil, soil vapor and indoor air. While the Company believes its latest estimates of remediation costs (including any related to soil, soil vapor and indoor air impacts) are reasonable, the ultimate remediation requirements are not yet finalized and the regulators could require the Company to implement remediation actions for a longer period or take additional actions, which could include estimated undiscounted costs in the aggregate of up to approximately $28 over an estimated 30-year period, or require the Company to take different actions and incur additional costs.
Another matter in Dickinson County, Michigan, at the site of one of the Company’s former operations for which the Company is jointly and severally liable, accounted for $10 and $9 of the recorded liability as of June 30, 2023 and 2022, respectively.

NOTE 11. OTHER CONTINGENCIES, GUARANTEES AND COMMITMENTS (Continued)
This amount reflects the Company’s agreement to be liable for 24.3% of the aggregate remediation and associated costs for this matter pursuant to a cost-sharing agreement with a third party. If the third party is unable to pay its share of the response and remediation obligations, the Company may be responsible for such obligations. With the assistance of environmental consultants, the Company maintains an undiscounted liability representing its current best estimate of its share of the capital expenditures, maintenance and other costs that may be incurred over an estimated 30-year remediation period. Although it is reasonably possible that the Company’s exposure may exceed the amount recorded for the Dickinson County matter, any amount of such additional exposures, or range of exposures, is not estimable at this time.
The Company’s estimated losses related to these matters are sensitive to a variety of uncertain factors, including the efficacy of any remediation efforts, changes in any remediation requirements and the future availability of alternative clean-up technologies. The Company is subject to various legal proceedings, claims and other loss contingencies, including, without limitation, loss contingencies relating to contractual arrangements (including costs connected to the transition and unwinding of certain supply and manufacturing relationships), product liability, patents and trademarks, advertising, labor and employment, environmental, health and safety and other matters. With respect to these proceedings, claims and other loss contingencies, while considerable uncertainty exists, in the opinion of management at this time, the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, either individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.
Guarantees
In conjunction with divestitures and other transactions, the Company may provide typical indemnifications (e.g., indemnifications for representations and warranties and retention of previously existing environmental, tax and employee liabilities) that have terms that vary in duration and in the potential amount of the total obligation and, in many circumstances, are not explicitly defined. The Company has not made, nor does it believe that it is probable that it will make, any material payments relating to its indemnifications, and believes that any reasonably possible payments would not have a material adverse effect, either individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.
The Company had not recorded any material liabilities on the aforementioned guarantees as of both June 30, 2023 and 2022.
The Company was a party to letters of credit of $14 as of June 30, 2023 and 2022, primarily related to one of its insurance carriers, of which $0 had been drawn upon.
Commitments
The Company is a party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally binding and that contain specified or determinable significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity must be made. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, capital expenditure agreements, software acquisition and license commitments and service contracts. The Company enters into purchase obligations based on expectations of future business needs. Many of these purchase obligations are flexible to allow for changes in the Company’s business and related requirements. As of June 30, 2023, the Company’s purchase obligations by purchase date were approximately as follows:

Year	Purchase Obligations
2024	$170
2025	88
2026	54
2027	36
2028	12
Thereafter	40
Total	$400

NOTE 12. LEASES
The Company leases various property, plant and equipment, including office, warehousing, manufacturing and research and development facilities and equipment. These leases have remaining lease terms of up to 34 years, inclusive of renewal or termination options that the Company is reasonably certain to exercise. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
Supplemental balance sheet information related to the Company’s leases as of June 30 was as follows:

	Balance sheet classification	2023	2022
Operating leases
Right-of-use assets	Operating lease right-of-use assets	$346	$342
Current lease liabilities	Current operating lease liabilities	$87	$78
Non-current lease liabilities	Long-term operating lease liabilities	310	314
Total operating lease liabilities		$397	$392

Finance leases
Right-of-use assets	Other assets	$29	$18
Current lease liabilities	Accounts payable and accrued liabilities	$9	$6
Non-current lease liabilities	Other liabilities	21	13
Total finance lease liabilities		$30	$19
Components of lease cost were as follows for the fiscal years ended June 30:

	2023	2022
Operating lease cost	$89	$83
Finance lease cost:
Amortization of right-of-use assets	$9	$9
Interest on lease liabilities	1	1
Total finance lease cost	$10	$10
Variable lease cost	$87	$80
Short term lease cost	$4	$6
Supplemental cash flow information and noncash activity related to the Company’s leases were as follows during fiscal years ended June 30:

	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases, net	$88	$84
Operating cash flows from finance leases	1	1
Financing cash flows from finance leases	8	9
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$84	$94
Finance leases	21	18

NOTE 12. LEASES (Continued)
Weighted-average remaining lease term and discount rate for the Company’s leases were as follows as of fiscal year ended June 30:

2023
Weighted-average remaining lease term:
Operating leases	6 years
Finance leases	4 years
Weighted-average discount rate:
Operating leases	3.1%
Finance leases	4.6%

Maturities of lease liabilities by fiscal year for the Company’s leases as of June 30, 2023 were as follows:

Year	Operating leases	Finance leases
2024	$96	$11
2025	88	9
2026	73	7
2027	59	4
2028	45	1
Thereafter	71	1
Total lease payments	$432	$33
Less: Imputed interest	35	3
Total lease liabilities	$397	$30
Operating and finance lease payments presented in the table above exclude $2 and $0, respectively, of minimum lease payments signed but not yet commenced as of June 30, 2023.
On May 25, 2022, the Company completed an asset sale-leaseback transaction on a plant in Ontario, Canada. The Company received proceeds of $16, net of selling costs, which had a carrying value of $2, and resulted in a $14 gain on the transaction which was recognized in Other (income) expense, net. The leaseback is accounted for as an operating lease. The term of the lease at inception date is 10 years, with the option to terminate the lease at 7 years.

NOTE 13. STOCKHOLDERS' EQUITY
On November 18, 2020 the Company retired 28 million shares of its treasury stock. These shares are now authorized but unissued. There was no effect on the Company’s overall equity position as a result of the retirement.
Dividends per share paid to Clorox stockholders during the fiscal years ended June 30 were as follows:

	2023	2022	2021
Dividends per share paid	$4.72	$4.64	$4.44
On July 27, 2023, a cash dividend was declared in the amount of $1.20 per share payable on August 25, 2023 to common stockholders of record as of the close of business on August 09, 2023.

NOTE 13. STOCKHOLDERS' EQUITY (Continued)

Accumulated Other Comprehensive Net (Loss) Income
Changes in Accumulated other comprehensive net (loss) income attributable to Clorox by component were as follows for the fiscal years ended June 30:

	Foreign currency translation adjustments	Net unrealized gains (losses) on derivatives	Pension and postretirement benefit adjustments	Accumulated other comprehensive net (loss) income
Balance June 30, 2020	$(450)	$(18)	$(172)	$(640)
Other comprehensive (loss) income before reclassifications	53	44	(2)	95
Amounts reclassified from Accumulated other comprehensive net (loss) income	(5)	5	14	14
Income tax benefit (expense)	(1)	(10)	(4)	(15)
Net current period other comprehensive (loss) income	47	39	8	94
Balance June 30, 2021	(403)	21	(164)	(546)
Other comprehensive (loss) income before reclassifications	(45)	107	1	63
Amounts reclassified from Accumulated other comprehensive net (loss) income	—	(14)	15	1
Income tax benefit (expense)	—	7	(4)	3
Net current period other comprehensive (loss) income	(45)	100	12	67
Balance June 30, 2022	(448)	121	(152)	(479)
Other comprehensive (loss) income before reclassifications	1	(6)	1	(4)
Amounts reclassified from Accumulated other comprehensive net (loss) income	—	(19)	6	(13)
Income tax benefit (expense)	2	3	(2)	3
Net current period other comprehensive (loss) income	3	(22)	5	(14)
Balance June 30, 2023	$(445)	$99	$(147)	$(493)
Included in foreign currency translation adjustments are re-measurement losses on long-term intercompany loans where settlement is not planned or anticipated in the foreseeable future. There were $0, $0, and $11 associated with these loans reclassified from Accumulated other comprehensive net (loss) income for the fiscal years ended June 30, 2023, 2022, and 2021, respectively.
NOTE 14. NET EARNINGS PER SHARE (EPS)
The following is the reconciliation of the weighted average number of shares outstanding (in thousands) used to calculate basic net EPS to those used to calculate diluted net EPS for the fiscal years ended June 30:

	2023	2022	2021
Basic	123,589	123,113	125,570
Dilutive effect of stock options and other	592	793	1,729
Diluted	124,181	123,906	127,299
Antidilutive stock options and other	1,444	2,448	476
Basic net earnings per share and Diluted net earnings per share are calculated on Net earnings attributable to Clorox.

NOTE 15. STOCK-BASED COMPENSATION PLANS
In November 2021, the Company’s stockholders voted to approve the amended and restated 2005 Stock Incentive Plan (the Plan). The Plan permits the Company to grant various nonqualified stock-based compensation awards, including stock options, restricted stock, performance shares, deferred stock units, stock appreciation rights and other stock-based awards. The Plan as amended and restated provides that the maximum number of shares which may be issued under the Plan will be 5 million common shares that may be issued for stock-based compensation purposes. As of June 30, 2023, the Company was authorized to grant up to approximately 5 million common shares, plus additional shares equal to shares that are potentially deliverable under an award that expires or are canceled, forfeited or settled without the delivery of shares, under the Plan. As of June 30, 2023, approximately 4 million common shares remained available for grant.
Compensation cost and the related income tax benefit recognized for stock-based compensation plans were classified as indicated below for the fiscal years ended June 30:

	2023	2022	2021
Cost of products sold	$7	$6	$6
Selling and administrative expenses	61	42	40
Research and development costs	5	4	4
Total compensation costs	$73	$52	$50
Related income tax benefit	$17	$12	$12
Cash received during fiscal years 2023, 2022 and 2021 from stock options exercised under all stock-based payment arrangements was $52, $35 and $133, respectively. The Company issues shares for stock-based compensation plans from treasury stock. The Company may repurchase stock under its Evergreen Program to offset the estimated impact of dilution related to stock-based awards.
Details regarding the valuation and accounting for stock options, restricted stock awards, performance shares and deferred stock units for non-employee directors follow.
Stock Options
The fair value of each stock option award granted during fiscal years 2023, 2022 and 2021 was estimated on the date of grant using the Black-Scholes valuation model and assumptions noted in the following table:

	2023	2022	2021
Expected life	5.3 years	5.4 years	5.3 years to 5.4 years
Weighted-average expected life	5.3 years	5.4 years	5.4 years
Expected volatility	24.2%	21.7% to 25.0%	21.4% to 23.2%
Weighted-average volatility	24.2%	21.8%	21.9%
Risk-free interest rate	3.7%	0.9% to 2.1%	0.3% to 0.5%
Weighted-average risk-free interest rate	3.7%	0.9%	0.3%
Dividend yield	3.4%	2.9% to 3.7%	2.1% to 2.3%
Weighted-average dividend yield	3.4%	2.9%	2.1%
The expected life of the stock options is based on historical exercise patterns. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the date of grant.

NOTE 15. STOCK-BASED COMPENSATION PLANS (Continued)
Details of the Company’s stock option activities are summarized below:

	Number of Shares (In thousands)	Weighted- Average Exercise Price per Share	Average Remaining Contractual Life	Aggregate Intrinsic Value
Options outstanding as of June 30, 2022	4,198	$144	5 years	$49
Granted	564	141
Exercised	(515)	105
Canceled	(172)	164
Options outstanding as of June 30, 2023	4,075	$147	5 years	$69
Options vested as of June 30, 2023	2,817	$142	4 years	$59
The weighted-average fair value per share of each option granted during fiscal years 2023, 2022 and 2021, estimated at the grant date using the Black-Scholes option pricing model, was $26.95, $22.26 and $30.90, respectively. The total intrinsic value of options exercised in fiscal years 2023, 2022 and 2021 was $27, $18 and $109, respectively.
Stock option awards outstanding as of June 30, 2023, have been granted at prices that are equal to the market value of the stock on the date of grant. Stock option grants generally vest over 4 years and expire no later than 10 years after the grant date. The Company recognizes compensation expense on a straight-line basis over the vesting period. As of June 30, 2023, there was $11 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a remaining weighted-average vesting period of 2 years, subject to forfeiture changes.
Restricted Stock Awards
The fair value of restricted stock awards is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight-line basis over the related vesting periods, which are generally 3 to 4 years. The total number of restricted stock awards expected to vest is adjusted by actual and estimated forfeitures. Restricted stock awards receive dividend distributions earned during the vesting period upon vesting.
As of June 30, 2023, there was $38 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of 2 years. The total fair value of the shares that vested in each of the fiscal years 2023, 2022 and 2021 was $22, $20 and $15, respectively. The weighted-average grant-date fair value of awards granted was $143.20, $157.50 and $210.78 per share for fiscal years 2023, 2022 and 2021, respectively.
A summary of the status of the Company’s restricted stock awards is presented below:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value per Share
Restricted stock awards as of June 30, 2022	412	$168
Granted	312	143
Vested	(128)	171
Forfeited	(52)	160
Restricted stock awards as of June 30, 2023	544	$155
Performance Shares
The fair value of performance shares is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight line basis over the related vesting periods, which are generally 3 years.
As of June 30, 2023, there was $32 in unrecognized compensation cost related to non-vested performance shares that is expected to be recognized over a remaining weighted-average performance period of 2 years. The weighted-average grant-date fair value of awards granted was $141.90, $162.46 and $212.00 per share for fiscal years 2023, 2022 and 2021, respectively.

NOTE 15. STOCK-BASED COMPENSATION PLANS (Continued)
A summary of the status of the Company’s performance share awards is presented below:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value per Share
Performance share awards as of June 30, 2022	313	$162
Granted	156	$142
Distributed	(76)	$137
Forfeited	(25)	$167
Performance share awards as of June 30, 2023	368	$158
Performance shares vested and deferred as of June 30, 2023	48	$128
The non-vested performance shares outstanding as of June 30, 2023 and 2022 were 306,000 and 255,000, respectively, and the weighted average grant date fair value was $162.77 and $173.38 per share, respectively. During fiscal year 2023, 77,000 shares vested. The total fair value of shares vested was $12, $11 and $26 during fiscal years 2023, 2022 and 2021, respectively. Upon vesting, the recipients of the grants receive the distribution as shares or, if previously elected by eligible recipients, as deferred stock. Deferred shares continue to earn dividends, which are also deferred.
Deferred Stock Units for Nonemployee Directors
Nonemployee directors receive annual grants of deferred stock units under the Company’s director compensation program and can elect to receive all or a portion of their annual retainers and fees in the form of deferred stock units. The deferred stock units receive dividend distributions, which are reinvested as deferred stock units, and are recognized at their fair value on the date of grant. Each deferred stock unit represents the right to receive one share of the Company’s common stock following the completion of a director’s service.
During fiscal year 2023, the Company granted 18,000 deferred stock units, reinvested dividends of 4,000 units and distributed 39,000 shares, which had a weighted-average fair value on the grant date of $142.10, $151.35 and $95.38 per share, respectively. As of June 30, 2023, 128,000 units were outstanding, which had a weighted-average fair value on the grant date of $130.49 per share.
NOTE 16. OTHER (INCOME) EXPENSE, NET
The major components of Other (income) expense, net, for the fiscal years ended June 30 were:

	2023	2022	2021
Amortization of trademarks and other intangible assets	$30	$31	$31
Trust investment (gains) losses, net	(14)	21	(25)
Net periodic benefit cost	16	16	15
Foreign exchange transaction (gains) losses, net	13	3	10
Income from equity investees	(4)	(6)	(5)
Interest income	(16)	(5)	(5)
Restructuring costs (1)	52	—	—
Gain on sale-leaseback transaction	—	(14)	—
Gain on previously held equity investment (2)	—	—	(85)
Other	3	(9)	(8)
Total	$80	$37	$(72)
(1)Restructuring costs related to the Company's streamlined operating model plan (see Note 3).
(2)Nonrecurring, noncash gain from the remeasurement of the Company’s previously held investment in its Saudi joint venture (see Note 2).

NOTE 17. INCOME TAXES
The provision for income taxes, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2023	2022	2021
Current
Federal	$153	$71	$146
State	33	17	26
Foreign	40	43	41
Total current	$226	$131	$213
Deferred
Federal	$(120)	$6	$(26)
State	(28)	(2)	(9)
Foreign	(1)	1	3
Total deferred	(149)	5	(32)
Total	$77	$136	$181
The components of Earnings before income taxes, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2023	2022	2021
United States	$154	$483	$696
Foreign	84	124	204
Total	$238	$607	$900
A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on operations follows for the fiscal years ended June 30:

	2023	2022	2021
Statutory federal tax rate	21.0%	21.0%	21.0%
State taxes (net of federal tax benefits)	1.6	1.9	1.5
Foreign tax rate differential	8.6	3.1	0.2
Federal excess tax benefits	(1.8)	(0.9)	(2.7)
Net U.S. tax on foreign income	(2.3)	(1.7)	(0.5)
VMS goodwill impairment	8.6	—	—
Federal research and development credits	(2.7)	(0.8)	(0.4)
Other differences	(0.6)	(0.2)	1.0
Effective tax rate	32.4%	22.4%	20.1%
The Inflation Reduction Act (the “Act”) was signed into law on August 16, 2022. The Act introduces a new 15% corporate minimum tax for certain large corporations that becomes effective at the beginning of the Company’s fiscal 2024 and it imposes a 1% excise tax on the value of share repurchases, net of new share issuances, after December 31, 2022. These provisions, as well as the other corporate tax changes included in the Act, are not expected to have a material impact on the Company’s financial statements.
Per U.S. GAAP, foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. The Company regularly reviews and assesses whether there are any changes to its indefinite reinvestment assertion. None of the undistributed earnings of its foreign subsidiaries were indefinitely reinvested. As a result, the Company is providing foreign withholding taxes on the undistributed earnings of all foreign subsidiaries where applicable. These withholding taxes had no significant impact on the Company’s consolidated results.

NOTE 17. INCOME TAXES (Continued)

The components of net deferred tax assets (liabilities) as of June 30 are shown below:

	2023	2022
Deferred tax assets
Compensation and benefit programs	$123	$100
Net operating loss and tax credit carryforwards	94	93
Operating and finance lease liabilities	104	98
Accruals and reserves	46	35
Capitalized research and development	34	—
Inventory costs	32	25
Other	34	32
Subtotal	467	383
Valuation allowance	(59)	(52)
Total deferred tax assets	$408	$331
Deferred tax liabilities
Fixed and intangible assets	$(157)	$(242)
Lease right-of-use assets	(96)	(91)
Other	(36)	(29)
Total deferred tax liabilities	(289)	(362)
Net deferred tax assets (liabilities)	$119	$(31)

The net deferred tax assets and liabilities included in the consolidated balance sheet at June 30 were as follows:

Net deferred tax assets (1)	$147	$35
Net deferred tax liabilities	(28)	(66)
Net deferred tax assets (liabilities)	$119	$(31)
(1)Net deferred tax assets are recorded in Other assets.
The Company reviews its deferred tax assets for recoverability on a quarterly basis. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance were as follows as of June 30:

	2023	2022	2021
Valuation allowance at beginning of year	$(52)	$(42)	$(38)
Net decrease/(increase) for other foreign deferred tax assets	(1)	(1)	(1)
Net decrease/(increase) for foreign and U.S. net operating loss carryforwards and tax credits	(6)	(9)	(3)
Valuation allowance at end of year	$(59)	$(52)	$(42)
As of June 30, 2023, the Company had foreign tax credit carryforwards of $18 for U.S. income tax purposes with expiration dates between fiscal years 2026 and 2033. Tax credit carryforwards in U.S. jurisdictions of $5 have expiration dates between fiscal year 2024 and 2033. Tax credit carryforwards in U.S. jurisdictions of $2 can be carried forward indefinitely. Tax credit carryforwards in foreign jurisdictions of $29 can be carried forward indefinitely. Tax benefits from net operating loss carryforwards in U.S. jurisdictions of $4 have expiration dates between fiscal years 2030 and 2042. Tax benefits from net operating loss carryforwards in U.S. jurisdictions of $6 can be carried forward indefinitely. Tax benefits from foreign net operating loss carryforwards of $21 have expiration dates between fiscal years 2024 and 2040. Tax benefits from foreign net operating loss carryforwards of $9 can be carried forward indefinitely.
The Company files income tax returns in the U.S. federal and various state, local and foreign jurisdictions. The federal statute of limitations has expired for all tax years through June 30, 2015. Various income tax returns in state and foreign jurisdictions are currently in the process of examination.

NOTE 17. INCOME TAXES (Continued)

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of June 30, 2023 and 2022, the total balance of accrued interest and penalties related to uncertain tax positions was $2 and $2, respectively. Interest and penalties related to uncertain tax positions included in income tax expense resulted in a net benefit of $0 in fiscal years 2023, 2022 and 2021.
The following is a reconciliation of the beginning and ending amounts of the Company’s gross unrecognized tax benefits:

	2023	2022	2021
Unrecognized tax benefits at beginning of year	$17	$21	$22
Gross increases - tax positions in prior periods	1	—	1
Gross decreases - tax positions in prior periods	(3)	(7)	(5)
Gross increases - current period tax positions	2	4	3
Gross decreases - current period tax positions	—	—	—
Lapse of applicable statute of limitations	—	(1)	—
Settlements	—	—	—
Unrecognized tax benefits at end of year	$17	$17	$21
Included in the balance of unrecognized tax benefits as of June 30, 2023, 2022 and 2021, were potential benefits of $14, $14 and $17, respectively, which if recognized, would affect the effective tax rate. Unrecognized tax benefits are not expected to significantly increase or decrease within the next 12 months.
NOTE 18. EMPLOYEE BENEFIT PLANS
Retirement Income Plans
The Company has various retirement income plans for eligible domestic and international employees. As of June 30, 2023 and 2022, the domestic retirement income plans were frozen and the benefits of the domestic retirement income plans were generally based on either employee years of service and compensation or a stated dollar amount per year of service.
The Company contributed $14, $15 and $14 to its domestic retirement income plans during fiscal years 2023, 2022 and 2021, respectively. The Company’s funding policy is to contribute amounts sufficient to meet benefit payments and minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate.
The Company has a domestic qualified pension plan (the Plan). The Plan is frozen for all participants. The Plan generally was frozen effective June 30, 2011 for all employees, except for certain collectively bargained employees, whose Plan freeze was effective January 1, 2019. As a result of the Plan freeze, no employees are eligible to commence participation in the Plan or accrue any additional benefits under the Plan.
On May 17, 2022, the Company’s Board of Directors approved a resolution to terminate the Plan. The amendment will allow the settlement of the pension obligation with either a lump sum payout or a purchased annuity. It is expected to take 18 to 24 months to complete the termination from the date of the approved resolution to terminate the Plan.
As of June 30, 2023, the Company recorded net unrealized losses of $136, net of tax, ($179 before taxes) in Accumulated other comprehensive net (loss) income on its consolidated balance sheet related to the Plan. These net unrealized losses will be recognized in the Company’s consolidated statement of income as payments are made to settle lump sum elections and to purchase group annuity contracts. Final settlement is dependent on market conditions, which could affect discount rates and returns on plan assets as well as final elections received from plan participants. Currently, there is not enough information available to determine the ultimate charge of the termination.
Retirement Health Care Plans
The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met or stated reimbursements up to a specified dollar subsidy amount. Benefits paid take into consideration payments by Medicare for the domestic plan. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain plans.

NOTE 18. EMPLOYEE BENEFIT PLANS (Continued)

Benefit Obligation and Funded Status
Summarized information for the Company’s retirement income and retirement health care plans as of and for the fiscal years ended June 30 is as follows:

	Retirement Income		Retirement Health Care
	2023	2022	2023	2022
Change in benefit obligations:
Benefit obligation as of beginning of year	$513	$621	$28	$36
Service cost	1	1	—	—
Interest cost	18	15	1	1
Actuarial loss (gain)	(11)	(66)	(1)	(7)
Plan amendments	—	(7)	—	—
Translation and other adjustments	—	(6)	—	—
Plan settlement	—	(13)	—	—
Benefits paid	(45)	(32)	(2)	(2)
Benefit obligation as of end of year	$476	$513	$26	$28
Change in plan assets:
Fair value of assets as of beginning of year	$412	$506	$—	$—
Actual return on plan assets	—	(63)	—	—
Employer contributions	15	15	2	2
Plan Settlement	—	(13)	—	—
Benefits paid	(45)	(32)	(2)	(2)
Translation and other adjustments	(1)	(1)	—	—
Fair value of plan assets as of end of year	381	412	—	—
Accrued benefit cost, net funded status	$(95)	$(101)	$(26)	$(28)

Amount recognized in the balance sheets consists of:
Pension benefit assets	$24	$30	$—	$—
Current accrued benefit liability	(13)	(12)	(2)	(2)
Non-current accrued benefit liability	(106)	(119)	(24)	(26)
Accrued benefit cost, net	$(95)	$(101)	$(26)	$(28)
For the retirement income plans, the benefit obligation is the projected benefit obligation (PBO). For the retirement health care plan, the benefit obligation is the accumulated benefit obligation (ABO).
The ABO for all retirement income plans was $474, $512 and $618 as of June 30, 2023, 2022 and 2021, respectively.
Retirement income plans with ABO or PBO in excess of plan assets as of June 30 were as follows:

	ABO Exceeds the Fair Value of Plan Assets		PBO Exceeds the Fair Value of Plan Assets
	2023	2022	2023	2022
Projected benefit obligation	$119	$133	$121	$133
Accumulated benefit obligation	118	132	119	132
Fair value of plan assets	—	2	2	2

NOTE 18. EMPLOYEE BENEFIT PLANS (Continued)

Net Periodic Benefit Cost
The net cost of the retirement income and health care plans for the fiscal years ended June 30 included the following components:

	Retirement Income			Retirement Health Care
	2023	2022	2021	2023	2022	2021
Service cost	$1	$1	$2	$—	$—	$—
Interest cost	18	15	15	1	1	1
Expected return on plan assets	(10)	(15)	(16)	—	—	—
Settlement loss recognized	—	7	5	—	—	—
Amortization of unrecognized items	8	9	11	(2)	(1)	(2)
Total	$17	$17	$17	$(1)	$—	$(1)
Service cost component of the net periodic benefit cost is reflected in employee benefit costs, and all other components are reflected in Other (income) expense, net.
Items not yet recognized as a component of postretirement expense as of June 30, 2023 consisted of:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain)	$213	$(14)
Prior service benefit	(5)	—
Net deferred income tax (assets) liabilities	(50)	3
Accumulated other comprehensive loss (income)	$158	$(11)
Net actuarial loss (gain) recorded in Accumulated other comprehensive net (loss) income for the fiscal year ended June 30, 2023 included the following:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain) as of beginning of year	$222	$(15)
Amortization during the year	(9)	2
Loss (gain) during the year	—	(1)
Net actuarial loss (gain) as of end of year	$213	$(14)
The Company uses the straight-line amortization method for unrecognized prior service costs and benefits.
Assumptions
Weighted-average assumptions used to estimate the actuarial present value of benefit obligations were as follows as of June 30:

	Retirement Income		Retirement Health Care
	2023	2022	2023	2022
Discount rate	4.37%	3.72%	5.10%	4.65%
Rate of compensation increase	3.62%	3.09%	n/a	n/a
Interest crediting rate	2.67%	2.69%	n/a	n/a

NOTE 18. EMPLOYEE BENEFIT PLANS (Continued)

Weighted-average assumptions used to estimate the retirement income and retirement health care costs were as follows as of June 30:

	Retirement Income
	2023	2022	2021
Discount rate	3.72%	2.56%	2.45%
Rate of compensation increase	3.09%	3.02%	2.92%
Expected return on plan assets	2.67%	3.00%	3.08%
Interest crediting rate	2.69%	2.57%	1.92%
	Retirement Health Care
	2023	2022	2021
Discount rate	4.65%	2.61%	2.51%
The expected long-term rate of return assumption is based on prospective returns according to the fund’s current target asset allocation.
The actuarial benefit obligation gain incurred during fiscal year 2023 was primarily driven by increases in the discount rates for the retirement plans, partially offset by investment gains lower than expected return on assets. The actuarial benefit obligation gain during fiscal year 2022 was primarily driven by increases in the discount rates for the retirement plans, partially offset by the domestic qualified plan reflecting plan termination lump sum window and annuity buyout assumptions.
Expected Benefit Payments
Expected benefit payments for the Company’s retirement income and retirement health care plans as of June 30, 2023, were as follows:

	Retirement Income	Retirement Health Care
2024	$358	$2
2025	15	2
2026	15	2
2027	14	2
2028	13	2
Fiscal years 2029 through 2033	52	10
Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.
Plan Assets
The target allocations and weighted average asset allocations by asset category of the investment portfolio for the Company’s domestic retirement income plans as of June 30 were:

	% Target Allocation		% of Plan Assets
	2023	2022	2023	2022
Fixed income	80%	100%	79%	99%
Cash equivalents	20%	—%	21%	1%
Total	100%	100%	100%	100%
The target asset allocation is determined based on the optimal balance between risk and return and, at times, may be adjusted to achieve the plan’s overall investment objective to generate sufficient resources to pay current and projected plan obligations over the life of the domestic retirement income plan.

NOTE 18. EMPLOYEE BENEFIT PLANS (Continued)

The following table sets forth the retirement income plans’ assets carried at fair value as of June 30:

	2023	2022
Cash equivalents — Level 1	74	0
Total assets in the fair value hierarchy	74	0
Common collective trusts measured at net asset value
Bond funds	$289	$391
International equity funds	15	14
Domestic equity funds	—	—
Short-term investment fund	1	4
Real estate fund	2	3
Total common collect trust measured at net asset value	$307	$412
Total assets at fair value	$381	$412
Common collective trust funds are not publicly traded and were valued at a net asset value unit price determined by the portfolio’s sponsor based on the fair value of underlying assets held by the common collective trust fund on June 30, 2023 and 2022.
The common collective trusts are invested in various trusts that attempt to achieve their investment objectives by investing primarily in other collective investment funds that have characteristics consistent with each trust’s overall investment objective and strategy.
Defined Contribution Plans
The Company has various defined contribution plans for eligible domestic and international employees. The aggregate cost of the domestic defined contribution plans was $64, $58 and $65 in fiscal years 2023, 2022 and 2021, respectively. The aggregate cost of the international defined contribution plans was $6, $6 and $4 for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.
NOTE 19. SEGMENT REPORTING
During the fourth quarter of fiscal year 2023, the Company realigned its reportable segments following management’s decision to narrow the focus on core brands and streamline investment levels in the VMS business. As a result of this decision and the financial impact of the related impairment charges incurred in prior periods, the VMS operating segment, previously included in the Health and Wellness reportable segment, no longer meets the criteria to be presented as a reportable segment and is now combined with Corporate. In connection with this change, Corporate was renamed Corporate and Other. The Health and Wellness reportable segment is now comprised of the Cleaning and Professional Products operating segments.
Additionally, beginning in the fourth quarter of fiscal year 2023, management changed its principle measure of segment profitability to segment adjusted earnings (losses) before interest and income taxes. Segment adjusted earnings (losses) before interest and income taxes is defined as earnings (losses) before income taxes excluding interest income, interest expense and other significant items that are nonrecurring or unusual (such as asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions and other nonrecurring or unusual items impacting comparability).
The Company uses this measure to assess the operating results and performance of its segments, perform analytical comparisons, identify strategies to improve performance, and allocate resources to each segment. Management believes that the presentation of segment adjusted earnings (losses) before interest and income taxes excluding these items is useful to investors to assess operating performance on a consistent basis by removing the impact of the items that management believes do not directly reflect the performance of each segment's underlying operations. All periods presented have been recast to reflect these changes.

NOTE 19. SEGMENT REPORTING (Continued)
The Company operates through strategic business units (SBUs) that are organized into the Company’s operating segments. Operating segments with shared economic and qualitative characteristics are aggregated into four reportable segments: Health and Wellness, Household, Lifestyle and International. Operating segments not aggregated into a reportable segment are reflected in Corporate and Other. The four reportable segments consist of the following:
•Health and Wellness consists of cleaning, disinfecting and professional products mainly marketed and sold in the United States.
•Household consists of bags and wraps, cat litter and grilling products marketed and sold in the United States.
•Lifestyle consists of food, natural personal care products and water-filtration products marketed and sold in the United States.
•International consists of products sold outside the United States. Products within this segment include laundry additives; home care products; water-filtration products; digestive health products; grilling products; cat litter; food; bags and wraps; natural personal care products; and professional cleaning and disinfecting products.
Corporate and Other includes certain non-allocated administrative costs, various other non-operating income and expenses, as well as the results of the VMS business. Assets in Corporate and Other include cash and cash equivalents, prepaid expenses and other current assets, property and equipment, operating lease right-of-use assets, other long-term assets and deferred taxes, as well as the assets related to the VMS business.

	Net Sales
	Fiscal year
	2023	2022	2021
Health and Wellness	$2,532	$2,427	$2,690
Household	2,098	1,984	1,981
Lifestyle	1,338	1,253	1,218
International	1,181	1,180	1,162
Corporate and Other	240	263	290
Total	$7,389	$7,107	$7,341

NOTE 19. SEGMENT REPORTING (Continued)

	Segment Adjusted Earnings (losses) before interest and income taxes
	Fiscal year
	2023	2022	2021
Health and Wellness	$594	$381	$748
Household	308	234	375
Lifestyle	284	280	320
International	89	97	119
Corporate and Other	(358)	(223)	(293)
Total	$917	$769	$1,269
Interest income	16	5	5
Interest expense	(90)	(106)	(99)
VMS impairments (1) (2)	(445)	—	(329)
Professional Products supplier charge (3)	—	—	(28)
Saudi JV acquisition gain (4)	—	—	82
Streamlined operating model (5)	(60)	—	—
Digital capabilities and productivity enhancements investment (6)	(100)	(61)	—
Earnings (losses) before income taxes	$238	$607	$900
(1)Represents a noncash impairment charge of $445 related to the VMS business recorded in fiscal year 2023. As a result of the segment changes noted above, $433 and $12 was recast from the third quarter fiscal year 2023 interim reporting period for the Health and Wellness and International reportable segments, respectively.
(2)Represents a noncash impairment charge of $329 related to the VMS business recorded in fiscal year 2021. As a result of the segment reporting changes noted above, $329 was recast from the fiscal year 2021 reporting period from the Health and Wellness reportable segment.
(3)Represents noncash charges of $28 on investments and related arrangements made with a Professional Products business supplier. As a result of the segment changes noted above, this amount was recast from the fiscal year 2021 reporting period for the Health and Wellness reportable segment.
(4)Represents an $82 noncash net gain from the remeasurement of the Company’s previously held investment in its Saudi joint venture. As a result of the segment changes noted above, this amount was recast from the fiscal year 2021 reporting period for the International reportable segment.
(5)Represents restructuring and related implementation costs, net for the streamlined operating model of $60. As a result of the segment changes noted above, this amount was recast from the fiscal year 2023 reporting period for Corporate and Other. For informational purposes the following table provides the approximate restructuring and related implementation costs, net corresponding to the Company's segments as a percent of the total costs for the fiscal year ended June 30:

2023
Health and Wellness	6%
Household	1
Lifestyle	4
International	16
Corporate and Other	73
Total	100%
(6)Represents expenses related to the Company's digital capabilities and productivity enhancements investment. As a result of the segment changes noted above, these amounts were recast from the fiscal year 2023 and fiscal year 2022 reporting periods for Corporate and Other.

NOTE 19. SEGMENT REPORTING (Continued)

	Fiscal Year	Health and Wellness	Household	Lifestyle	International	Corporate and Other	Total Company
(Income) Loss from equity investees included in Other (income) expense, net	2023	—	—	—	(4)	—	(4)
	2022	—	—	—	(6)	—	(6)
	2021	—	—	—	(5)	—	(5)
Total assets	2023	1,184	1,082	1,091	1,410	1,178	5,945
	2022	1,275	1,045	1,035	1,453	1,350	6,158
Capital expenditures	2023	51	97	29	24	27	228
	2022	61	112	24	27	27	251
	2021	120	108	29	42	32	331
Depreciation and amortization	2023	59	78	25	46	28	236
	2022	57	67	24	47	29	224
	2021	52	67	23	45	24	211
Significant noncash charges included in earnings (losses) before interest and income taxes:
Stock-based compensation	2023	14	10	7	4	38	73
	2022	14	8	6	3	21	52
	2021	16	10	7	2	15	50
All intersegment sales are eliminated and are not included in the Company’s reportable net sales.
Net sales to the Company’s largest customer, Walmart Stores, Inc. and its affiliates, were 26%, 25%, and 25% of consolidated net sales for each of the fiscal years ended June 30, 2023, 2022 and 2021, respectively, and occurred across all of the Company’s reportable segments. No other customers accounted for 10% or more of the Company’s consolidated net sales in any of these fiscal years.
The following table provides Net sales as a percentage of the Company’s consolidated net sales, disaggregated by operating segment under the new reporting structure, for the fiscal years ended June 30:

	2023	2022	2021
Cleaning	30%	29%	30%
Professional Products	5%	4%	7%
Health and Wellness	35%	33%	37%
Bags and Wraps	12%	12%	11%
Cat Litter	9%	8%	7%
Grilling	7%	8%	9%
Household	28%	28%	27%
Food	10%	10%	9%
Natural Personal Care	4%	4%	4%
Water Filtration	4%	4%	3%
Lifestyle	18%	18%	16%
International	16%	17%	16%
Corporate and Other	3%	4%	4%
Total	100%	100%	100%

NOTE 19. SEGMENT REPORTING (Continued)
The Company’s products are marketed and sold globally. The following table provides the Company’s global product lines, which were sold in the U.S. and International, that accounted for 10% or more of consolidated net sales for the fiscal years ended June 30:

	2023	2022	2021
Cleaning products	42%	42%	43%
Bags and wraps	16%	16%	14%
Food products	11%	11%	10%
Cat litter products	10%	9%	8%
Net sales and property, plant and equipment, net, by geographic area for and as of the fiscal years ended June 30 were as follows:

	Fiscal Year	United States	Foreign	Total Company
Net sales	2023	$6,237	$1,152	$7,389
	2022	5,951	1,156	7,107
	2021	6,207	1,134	7,341
Property, plant and equipment, net	2023	1,192	153	1,345
	2022	1,180	154	1,334
NOTE 20. RELATED PARTY TRANSACTIONS
The Company holds various equity investments with ownership percentages of up to 50% in a number of consumer products businesses, which operate both within and outside the United States. The equity investments, presented in Other assets and accounted for under the equity method, were $43 and $52 as of the fiscal years ended June 30, 2023 and 2022, respectively. The Company has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements under the terms of its agreements that would require any future cash contributions or disbursements arising out of an equity investment.
Transactions with the Company’s equity investees typically represent payments for contract manufacturing and purchases of raw materials. Payments to related parties, including equity investees, for such transactions during the fiscal years ended June 30, 2023, 2022 and 2021 were $87, $117 and $44, respectively. Receipts from and ending accounts receivable and payable balances related to the Company’s related parties were not significant during or as of the end of each of the fiscal years presented.